Minebea
MINEBEA CO., LTD.
Arco Tower, 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo, 153-8662, Japan
URL:http://www.minebea.co.jp

[redacted]

34-8603

August 5, 2005

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following document:

- Press release dated June 3, 2005.
- Press release dated June 21, 2005.
- Press release dated June 30, 2005.
- Press release dated July 28, 2005.
- Press release dated July 28, 2005.
- 59th Business Term Business Report.
- Outline of financial results for the first quarter of FY2006, Ended June 30, 2005.
- Notice of the 59th Ordinary General Meeting of Shareholders.
- Notice of the Resolutions of the 59th Ordinary General Meeting of Shareholders.

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Yumiko Goi

Yumiko Goi
Investor Relations

Minebea

Press Release
(Translation)

Company Name :	**Minebea Co., Ltd.** (Code No. 6479 TSE Div. No.1)
Representative :	Tsugio Yamamoto Representative Director, President and Chief Executive Officer
Contact:	Shunji Mase Executive Officer, General Manager of Personnel & General Affairs Department Naoyuki Kimura Deputy General Manager of Personnel & General Affairs Department Tel. 03-5434-8612 Fax 03-5434-8601

June 3, 2005

Managerial Assignments and Organizational Changes

The Board of Directors Meeting the company held on Friday, June 3, 2005, has passed the agenda for managerial assignments and organizational changes as follows.

The changes will be effective upon final approval at the Ordinary General Shareholders Meeting due to be held on June 29 and at the Board of Directors Meeting to be held on the same day.

1) New Management

The new directors and new executive officers scheduled to be appointed upon approval at the Ordinary General Shareholders Meeting due on June 29, 2005 and at the Board of Directors Meeting to be held on the same day, and auditors to remain in their posts are as follows.

Name	New Assignment	Current Assignment
Takayuki Yamagishi	Representative Director, President and Chief Executive Officer (promoted)	Director, Senior Managing Executive Officer
Yoshihisa Kainuma	Director, Senior Managing Executive Officer	Director, Senior Managing Executive Officer
Ryusuke Mizukami	Director, Senior Managing Executive Officer	Director, Senior Managing Executive Officer
Tosei Takenaka	Director, Senior Managing Executive Officer	Director, Senior Managing Executive Officer

(cont'd)

Name	New Assignment	Current Assignment
Koichi Dosho	Director, Senior Managing Executive Officer (promoted)	Director, Managing Executive Officer
Hiroharu Katogi	Director (newly appointed), Managing Executive Officer	Managing Executive Officer
Akihiro Hirao	Director (newly appointed), Managing Executive Officer (promoted)	Executive Officer
Eiichi Kobayashi	Director (newly appointed), Managing Executive Officer (promoted)	Executive Officer
Chanchai Leetavorn	Independent Director	Independent Director
Takashi Matsuoka	Independent Director (newly appointed)	Managing Director of Keiaisha Co., Ltd.
Shinichi Mori	Standing Corporate Auditor	Standing Corporate Auditor
Yoshinori Amano	Standing Corporate Auditor	Standing Corporate Auditor
Tsukasa Oshima	Standing External Corporate Auditor	Standing External Corporate Auditor
Isao Hiraide	External Corporate Auditor	External Corporate Auditor
Yukio Shimizu	Managing Executive Officer	Managing Executive Officer
Susumu Fujisawa	Managing Executive Officer	Managing Executive Officer
Akio Okamiya	Managing Executive Officer	Managing Executive Officer
Hiroyuki Yajima	Managing Executive Officer	Managing Executive Officer
Sakae Yashiro	Managing Executive Officer (newly appointed)	Corporate Advisor
Masayoshi Yamanaka	Managing Executive Officer (promoted)	Executive Officer
Shunji Mase	Managing Executive Officer (promoted)	Executive Officer
Hirotaka Fujita	Managing Executive Officer (promoted)	Executive Officer

(cont'd)

Name	New Assignment	Current Assignment
Sadahiko Oki	Executive Officer	Executive Officer
Takuya Naka	Executive Officer	Executive Officer
Motoyuki Niijima	Executive Officer	Executive Officer
Kunio Shimba	Executive Officer	Executive Officer
Junichi Mochizuki	Executive Officer	Executive Officer
Morihiro Iijima	Executive Officer	Executive Officer
Toshisada Koyama	Executive Officer	Executive Officer
Mamoru Kamigaki	Executive Officer (newly appointed)	General Manager of Procurement Dept.
Takashi Aiba	Executive Officer (newly appointed)	General Manager of Accounting Dept. and of Information Systems Dept. of Karuizawa Manufacturing Unit
Daishiro Konomi	Executive Officer (newly appointed)	Deputy General Manager of European Region Operations
Tatsuo Matsuda	Executive Officer (newly appointed)	General Manager of Japan Sales

Directors and Executive Officers to retire at the close of the Ordinary General Shareholders Meeting due to be held on June 29, 2005 are as follows.

Name	Current Assignment
Tsugio Yamamoto	Representative Director, President and Chief Executive Officer
Rikuro Obara	Director, Senior Managing Executive Officer
Kenji Senoue	Director, Senior Managing Executive Officer
Atsushi Matsuoka	Independent Director
Takashi Yamaguchi	Managing Executive Officer
Sadao Sawamura	Executive Officer (after retirement, to be appointed as Corporate Advisor, General Manager of Information Systems Dept.)

(cont'd)

Name	Current Assignment
Masamitsu Osada	Executive Officer (after retirement, to be appointed as Corporate Advisor)
Tadahiko Mori	Executive Officer
Masao Iwasa	Executive Officer (after retirement, to be appointed as Advisor, General Manager of Personnel & General Affairs Dept. of Karuizawa Plant)

2) Managerial Assignments (effective July 1, 2005)

Name	New Assignment	Former Assignment	Post to be Retained
Yoshihisa Kainuma	Chief of Operations Headquarters	In charge of Personnel and General Affairs, Logistics and Procurement	Director, Senior Managing Executive Officer
Ryusuke Mizukami	Chief of Engineering Headquarters	In charge of Corporate Planning and Information Systems	Director, Senior Managing Executive Officer
Tosei Takenaka	Head of Information Motor Business Unit ("B/U")		Director, Senior Managing Executive Officer, Representative Director and President of Minebea-Matsushita Motor Corporation
Hiroharu Katogi	Chief of Administration Headquarters	In charge of Business Administration and Investor Relations	Director, Managing Executive Officer
Akihiro Hirao	Deputy Chief of Engineering Headquarters and Head of Defense-Related Special Parts B/U	General Manager of Omori Manufacturing Unit	Director, Managing Executive Officer

(cont'd)

Name	New Assignment	Former Assignment	Post to be Retained
Eiichi Kobayashi	Chief of Manufacturing Headquarters	General Manager of Production Technology Center and Tool & Die Dept. of Karuizawa Manufacturing Unit	Director, Managing Executive Officer
Susumu Fujisawa	General Manager of Regional Affairs for China	In charge of China Operations	Managing Executive Officer
Akio Okamiya	Deputy Chief of Engineering Headquarters	General Manager of R&D Center of Karuizawa Manufacturing Unit	Managing Executive Officer
Hiroyuki Yajima	Head of Ball Bearing B/U	General Manager of Bearing Manufacturing Dept. of Karuizawa Manufacturing Unit	Managing Executive Officer
Sakae Yashiro	Deputy Chief of Administration Headquarters		Managing Executive Officer
Masayoshi Yamanaka	General Manager of Regional Affairs for South East Asia	In charge of Asian Region Operations	Managing Executive Officer
Shunji Mase	Deputy Chief of Operations Headquarters	General Manager of Personnel and General Affairs Dept.	Managing Executive Officer
Hirotaka Fujita	Deputy Chief of Manufacturing Headquarters and Head of Electronic Device B/U	General Manager of Hamamatsu Manufacturing Unit	Managing Executive Officer
Kunio Shimba	Head of Spindle Motor B/U	General Manager of Global Storage Component Product Management	Executive Officer
Junichi Mochizuki	Deputy Chief of Sales Headquarters and Deputy Head of Ball Bearing B/U	General Manager of Global Bearing Product Management	Executive Officer

(cont'd)

Name	New Assignment	Former Assignment	Post to be Retained
Morihiro Iijima	Deputy Chief of Operations Headquarters	General Manager of Strategy Planning Dept.	Executive Officer
Toshisada Koyama	Head of Precision Motor B/U	General Manager of HDD Component Division and of Spindle Motor Manufacturing Dept. of Karuizawa Manufacturing Unit	Executive Officer
Takashi Aiba	Deputy Chief of Manufacturing Headquarters	General Manager of Accounting Dept. and of Information Systems Dept. of Karuizawa Manufacturing Unit	Executive Officer
Daishiro Konomi	General Manager of Regional Affairs for Europe	Deputy General Manager of European Region Operations	Executive Officer
Tetsuya Tsuruta	Head of Mechanical Assembly B/U	Executive Vice President of NMB Technologies Corporation	
Tsugihiko Musha	Head of Rod-End B/U	General Manager of Rod-End Manufacturing Dept. of Karuizawa Manufacturing Unit	
Katsura Yanagisawa	Head of Fastener B/U	General Manager of Fujisawa Manufacturing Unit	
Naohiro Shiota	Head of Keyboard B/U		Vice President of Shanghai Shun Ding Technologies Ltd.
Gary Yomantas	General Manager of Regional Affairs for the Americas and Head of NHBB B/U		President of NMB (USA) Inc. and NHBB Inc.

(cont'd)

Name	New Assignment	Former Assignment	Post to be Retained
William Poyner	Head of Hansen B/U		President of Hansen Corporation

3) Organizational Changes (effective July 1, 2005)
Previously, our manufacturing and sales operations have been separate functions under our Manufacturing Headquarters and Sales Headquarters, respectively. This will be changed into the system of Business Units in which manufacturing and sales operations will be unified. Each Business Unit will be assigned with responsibility and authorization so as to enhance business performance of both sides of manufacturing and sales operations, and to maximize the profitability of the business. The new Business Units will be the Ball Bearing B/U, Mechanical Assembly B/U, Rod-End B/U, Spindle Motor B/U, Precision Motor B/U, Fastener B/U, Defense-Related Special Parts B/U, Measuring Components B/U, Keyboard B/U, Speaker B/U, Electronic Device B/U, Information Motor B/U, NHBB B/U and Hansen B/U.

The new Business Units will report directly to the President, not to the Manufacturing Headquarters or Sales Headquarters as in the past. Moreover, the new Business Units will be specified by businesses rather than by locations such as Karuizawa Manufacturing Unit or Hamamatsu Manufacturing Unit.

As for the Headquarters, five Headquarters will be newly set up, namely Manufacturing Headquarters, Sales Headquarters, Engineering Headquarters, Operations Headquarters and Administration Headquarters. The new Headquarters will also report directly to the President. These new Headquarters will not have the previously mentioned new Business Units under their direct supervision. Rather, the new Headquarters will play an important role of supporting each of the new Business Units ensuring the business, of which a Business Unit is in charge, will be led to a success. Details of the organizations within the Headquarters are due to be announced on July 1, 2005.

The new organization should resemble warp (vertical threads) and weft (horizontal threads) interlaced forming a well-balanced weave, where the vertical lines are Business Units and the horizontal lines are Headquarters. Responsibility and authorization for both Business Units and Headquarters will be explicit, thereby ensuring an organization that can function actively.

* * * * *

Minebea

RECEIVED

June 21, 2005

Minebea Co., Ltd.

< Press Release >

Minebea's Manufacturing Subsidiary in China Starts Purchasing Green Electricity

The Shanghai Municipal Government awarded Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. (hereinafter "Shanghai Minebea"), a manufacturing subsidiary in China of Minebea Co., Ltd. (hereinafter "Minebea"), as one of companies to participate in Shanghai Green Electricity Scheme on June 12, 2005 for purchasing 480,000 Kw/h of green electricity in the first year from Shanghai. A total of fifteen companies (including municipal organizations) were awarded at the ceremony held at Shanghai's Hongji Plaza.

Green electricity is generated from natural energy, such as solar energy and wind power energy. Using green electricity would reduce carbon dioxide (CO2) emissions and contribute to prevention of global warming.

As Shanghai faces the ocean, there are many places suitable for setting up wind-power plants. Shanghai Minebea is expected to receive electricity from the wind-power plant located in Fengxian District, Shanghai from July.

About Shanghai Minebea

In June 2003, Shanghai Environmental Protection Bureau selected Shanghai Minebea as one of the eight exemplary companies that are totally committed to environmental protection in Shanghai. Also, in the same year, the State Environmental Protection Administration of China selected Shanghai Minebea as one of the Top 100 projects of national environmental protection (Shanghai Minebea was ranked fourth among the 77 companies selected).

Minebea, the parent company of Shanghai Minebea, considers environmental preservation at all of its production bases worldwide to be a cornerstone of its management policy. Shanghai Minebea has likewise made an all-out effort toward environmental preservation since the start

of its operations in October 1994. Especially because of its location near Lake Dianshan-hu, which is the principal source of drinking water for the residents of Shanghai, the manufacturing plants of Shanghai Minebea have advanced wastewater treatment facilities, which are equipped with automated monitoring systems, enabling 24-hour supervision of facility operations, to ensure flawless wastewater treatment.

In 1996, Shanghai Minebea established the Shanghai-Minebea Lake Dianshan-hu Environmental Protection Fund (the amount of fund 11 million yuan or about 140 million yen) with the aim of helping preserve the quality of the water in Lake Dianshan-hu and the environment of the surrounding area. The activities of the Fund to date include helping promote greening programs in Shanghai such as planting cherry tree saplings along nearby highway and donating saplings to the Shanghai Sapling Center, and installing chemical toilets in local residences.

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications/Investor Relations Office
Corporate Planning Department
ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail : mishikaw@minebea.co.jp
URL : http://www.minebea.co.jp/

* * * * * *

Minebea

Press Release
(Translation)

Company Name :	**Minebea Co., Ltd.** (Code No. 6479 TSE Div. No.1)
Representative :	Takayuki Yamagishi Representative Director, President and Chief Executive Officer
Contact :	Shunji Mase Managing Executive Officer, General Manager of Personnel & General Affairs Department Naoyuki Kimura Deputy General Manager of Personnel & General Affairs Department Tel. 03-5434-8612 Fax 03-5434-8601

June 30, 2005

New Management Structure and Managerial Assignments

The Board of Directors Meeting the company held on Wednesday, June 29, 2005, subsequently to the Ordinary General Meeting of Shareholders that took place on the same day, has passed the agenda for the new management structure and managerial assignments as follows.

The assignments related to Headquarters and Business Units will be effective on July 1.

1) New Management Structure

(Note - "B/U" : Business Unit, "Div." : Division, "Dept." : Department)

Name	Assignment
Takayuki Yamagishi	Representative Director, President and Chief Executive Officer
Yoshihisa Kainuma	Director, Senior Managing Executive Officer Chief of Operations Headquarters
Ryusuke Mizukami	Director, Senior Managing Executive Officer Chief of Engineering Headquarters Officer in charge of Environmental Preservation
Tosei Takenaka	Director, Senior Managing Executive Officer Head of Information Motor B/U Representative Director and President of Minebea-Matsushita Motor Corporation
Koichi Dosho	Director, Senior Managing Executive Officer Chief of Sales Headquarters

(cont'd)

Name	Assignment
Hiroharu Katogi	Director, Managing Executive Officer Chief of Administration Headquarters Head of Business Administration Div. and of Information Systems Div.
Akihiro Hirao	Director, Managing Executive Officer Deputy Chief of Engineering Headquarters Head of Defense-Related Special Parts B/U
Eiichi Kobayashi	Director, Managing Executive Officer Chief of Manufacturing Headquarters
Chanchai Leetavorn	Independent Director
Takashi Matsuoka	Independent Director
Shinichi Mori	Standing Corporate Auditor
Yoshinori Amano	Standing Corporate Auditor
Tsukasa Oshima	Standing External Corporate Auditor
Isao Hiraide	External Corporate Auditor
Yukio Shimizu	Managing Executive Officer Deputy Chief of Sales Headquarters
Susumu Fujisawa	Managing Executive Officer General Manager of Regional Affairs for China
Akio Okamiya	Managing Executive Officer Deputy Chief of Engineering Headquarters Head of Tribology, Clean Technology Development Div.
Hiroyuki Yajima	Managing Executive Officer Head of Ball Bearing B/U
Sakae Yashiro	Managing Executive Officer Deputy Chief of Administration Headquarters Head of Finance Div. and Accounting Div.
Masayoshi Yamanaka	Managing Executive Officer General Manager of Regional Affairs for South East Asia
Shunji Mase	Managing Executive Officer Deputy Chief of Operations Headquarters Head of Personnel & General Affairs Div.
Hirotaka Fujita	Managing Executive Officer Deputy Chief of Manufacturing Headquarters Head of Electronic Device B/U

(cont'd)

Name	Assignment
Sadahiko Oki	Executive Officer Head of Internal Auditing Office
Takuya Naka	Executive Officer Head of Legal Div. of Operations Headquarters
Motoyuki Niijima	Executive Officer Head of Measuring Components B/U
Kunio Shimba	Executive Officer Head of Spindle Motor B/U
Junichi Mochizuki	Executive Officer Deputy Chief of Sales Headquarters Deputy Head of Ball Bearing B/U
Morihiro Iijima	Executive Officer Deputy Chief of Operations Headquarters Head of Corporate Planning Div.
Toshisada Koyama	Executive Officer Head of Precision Motor B/U
Mamoru Kamigaki	Executive Officer Head of Procurement Div. of Operations Headquarters
Takashi Aiba	Executive Officer Deputy Chief of Manufacturing Headquarters General Manager of Accounting Dept. of Karuizawa Plant, Accounting Div. of Administration Headquarters
Daishiro Konomi	Executive Officer General Manager of Regional Affairs for Europe
Tatsuo Matsuda	Executive Officer Head of Japan Sales Div. of Sales Headquarters

2) Heads and Deputy Heads of Business Units

Business Unit	Assignment	Name
Ball Bearing B/U	Head	Hiroyuki Yajima
	Deputy Head	Junichi Mochizuki
Mechanical Assembly B/U	Head	Tetsuya Tsuruta
	Deputy Head	Hidenori Kobayashi
	Deputy Head	Seiichi Yamamoto

(cont'd)

Business Unit	Assignment	Name
Rod-End B/U	Head	Tsugihiko Musha
	Deputy Head	Hideki Kawada
Spindle Motor B/U	Head	Kunio Shimba
	Deputy Head	Masashi Abe
	Deputy Head	Takashi Ikegami
Precision Motor B/U	Head	Toshisada Koyama
Fastener B/U	Head	Katsura Yanagisawa
	Deputy Head	Akira Sato
Defense-Related Special Parts B/U	Head	Akihiro Hirao
	Deputy Head	Motoyasu Itsuu
Measuring Components B/U	Head	Motoyuki Niijima
	Deputy Head	Hirofumi Otsuka
	Deputy Head	Nobumasa Hashimoto
Keyboard B/U	Head	Naohiro Shiota
	Deputy Head	Koichi Takeshita
Speaker B/U	Head	Toshifumi Fukawatase
	Deputy Head	Takashi Harada
Electronic Device B/U	Head	Hirotaka Fujita
	Deputy Head	Ryozo Iwaya
Information Motor B/U	Head	Tosei Takenaka
NHBB B/U	Head	Gary Yomantas
Hansen B/U	Head	William Poyner

* * * * *

Minebea

Press Release

(Translation)

Company Name : Minebea Co., Ltd.
Representative : Takayuki Yamagishi
Representative Director,
President and Chief Executive Officer
(Code No. 6479 TSE Div. No.1)
Contact Person : Shunji Mase
Managing Executive Officer,
General Manager of Personnel &
General Affairs Department
Naoyuki Kimura
Deputy General Manager of
Personnel & General Affairs
Department
Tel. 03-5434-8612
Fax 03-5434-8601

July 28, 2005

Managerial Assignments

We would like to announce managerial assignments effective July 28, 2005 as follows:

Change of Head of Business Unit

< New Assignment >	< Former Assignment >	< Post to be Retained >
Yoshihito Osanai, Mr.		
Head of Precision Motor Business Unit, Deputy General Manager of Precision Motor Manufacturing Dept.		Precision Motor Business Unit, Deputy General Manager of Synchro Motor Manufacturing Dept.

Retiring Executive Officer

Toshisada Koyama, Mr. Executive Officer, Head of Precision Motor Business Unit

* * * * * *

NMB Minebea

(Translation)
Press Release

July 28, 2005

Company Name: Minebea Co., Ltd.
Representative : Takayuki Yamagishi
Representative Director,
President and Chief Executive Officer
(Code No. 6479 TSE Div. No. 1)
Contact Person: Sakae Yashiro
Managing Executive Officer,
Deputy General Manager of
Business Administration Headquarters
(Tel. 81-3-5434-8611)

Impairment of Fixed Assets

We hereby announce that at a meeting held today, our Board of Directors has resolved to report the following extraordinary losses from the impairment of fixed assets:

1. Reason for the impairment of fixed assets

The reason for the impairment of the fixed assets (land and building) in conformity with the Japanese Accounting Standards for Impairment of Fixed Assets is that we have no future effective utilization plans for these idle assets. The estimated losses (extraordinary losses) from this impairment are as follows:

Millions of yen

Asset	Estimated Impairment Loss	
	Non-consolidated	Consolidated
Land Building	1,369 109	694 109
Total	1,478	803

Note: The difference between the non-consolidated and consolidated losses estimated above was offset as a consolidated unrealized profit in the past.

2. Outlook for the future

The estimated extraordinary losses from the above impairment are reflected in our non-consolidated and consolidated forecasts for the fiscal year ending March 31, 2006, announced on May 12, 2005. There will be no revision to the forecasts.

＊＊＊＊＊

(Translation)

The following is an English translation of the Notice of the 59th Ordinary General Meeting of Shareholders of Minebea Co., Ltd., to be held on June 29, 2005.
The Company provides this translation for your reference and convenience only and without any guarantee as to its accuracy or otherwise.

Local Code No. 6479

June 1, 2005

To the Shareholders

4106-73, Oaza Miyota, Miyota-machi,
Kitasaku-gun, Nagano Prefecture

Minebea Co., Ltd.
Tsugio Yamamoto
Representative Director

Notice of the 59th Ordinary General Meeting of Shareholders

The 59th Ordinary General Meeting of Shareholders (hereinafter the "Meeting") will be held as indicated below. You are hereby cordially invited to attend the Meeting.

If you are unable to attend the Meeting, you may still exercise your voting rights as a Shareholder in writing or via the Internet. In that event, please examine the contents of the reference documents attached herein and vote in accordance with the guidance on voting set forth on the next page.

Particulars of the Meeting

1. Time:
Wednesday, June 29, 2005, beginning at 9:30 a.m.

2. Place:
1st floor of Asama Sunday House (New Building), 4106-282, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano Prefecture

3. Purpose of the Meeting:

To report on:

1) The Balance Sheet as of March 31, 2005, the Business Report and the Profit-and-Loss Statement for the 59th Business Term (April 1, 2004, through March 31, 2005).
2) The Consolidated Balance Sheet as of March 31, 2005, the Consolidated Profit-and-Loss Statement for the 59th Business Term (April 1, 2004, through March 31, 2005), and the Audit Report on the Consolidated Financial Statements by the Independent Auditors and Board of Corporate Auditors.

To vote on:

First proposal:
Approval of the proposed appropriation of unappropriated retained earnings for the 59th Business Term.

Second proposal:
Election of 10 Directors

Third proposal:
Payment of retirement allowances to the retiring Directors

(Translation)

********** ≪Guidance on Voting≫ **********

1. If you are able to attend the Meeting, you are requested to bring the voting ballot enclosed herein to the Meeting and hand it to the receptionist.

2. If you are unable to attend the Meeting, please vote by sending the enclosed voting ballot by mail or via the Internet as follows. In addition, Internet using a mobile phone is available also.

【If you are voting by sending the voting ballot card by mail】

Please mark your vote for or against each proposal on the enclosed voting ballot, then sign and mail the voting ballot. The voting ballot must be received by our transfer agent by Tuesday, June 28, 2005, which is one day before the Meeting.

【If you are voting via the Internet】

(1) Please access the Internet site for the voting rights exercise indicated below. Use the code and initial password that are indicated on the voting ballot, follow the guidance on the screen and vote for or against each proposal. Please register by Tuesday, June 28, 2005, which is one day before the Meeting.

The voting site URL is http://www.webdk.net

(2) Please be advised that if you vote both by returning the voting ballot by mail and by using the Internet, the Internet instruction will be used as your vote.

(3) Please be further advised that you must pay for all charges incurred in exercising your voting rights via the Internet, such as for the dial-up connection with your Internet provider and/or for telecommunication.

(4) To access and use the Internet site for the voting rights exercise, Microsoft® Internet Explorer Version 5.5 or Netscape® Version 6.2 is a minimum requirement as the Internet browser software. If you access the Internet site for the voting rights exercise via mobile phone, the mobile phone must be capable of 128 bit SSL communication (encrypted communication).

(Microsoft is a registered trademark of Microsoft Corporation in the U.S.A. and other countries. Netscape is a registered trademark of Netscape Communications Corporation in the U.S.A. and other countries.)

If you have any question on any of the aforementioned matters, please dial **0120-186-417** to contact our transfer agent: Stock Transfer Agency Department of The Sumitomo Trust & Banking Co., Ltd., Tokyo, Japan (24 hours available).

(Translation)

(Attached Documents)

Business Report
(April 1, 2004, through March 31, 2005)

I. Overview of Operations

1. Operating Performance of the Corporate Group

During the consolidated fiscal year under review, the Japanese economy was threatened by the rise in oil and material prices, inventory adjustments in the electronic components industry, a significant decrease in public investment, tight money measures adopted by China and other factors. However, the domestic economy stayed firm, led by a pickup in personal consumption, and improved corporate earnings and increased capital investment reflecting economic recovery in the U.S. and Asia. The U.S. economy was also threatened by the rise in oil prices, but continued to grow, powered by high growth in capital investment and solid personal consumption. In Europe, despite the high euro, tough employment and other factors, the economy grew moderately. In China, the economy continued to maintain high growth despite tight constraints on overheated investment. The economies in Southeast Asian countries performed well due to continued growth in the U.S. economy and high growth in China.
In this business climate, we strove to strengthen our profitability by continuing our structural reform, further reducing costs, developing high-value-added products and new technologies, and expanding marketing efforts.
As a result, although net sales increased 9.6%, or ¥25,848 million, year over year to ¥294,422 million, operating income fell 22.2%, or ¥4,021 million, to ¥14,083 million. Ordinary income decreased 26.0%, or ¥3,593 million, to ¥10,206 million and net income declined 7.3%, or ¥438 million, to ¥5,581 million.

The business results of each business segment were as follows:

<u>Machined Components Business</u>

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to makers of household electrical appliances, automobiles and information & telecommunications equipment increased year over year owing to our vigorous sales expansion efforts. Also, sales of rod-end bearings rose, particularly in the United States. In pivot assemblies, sales were adversely affected by the HDD industry's inventory adjustments at the beginning of the year, but grew largely. As a result, net sales rose 4.0%, or ¥4,413 million, year over year to ¥116,105 million.

<u>Electronic Devices and Components Business</u>

Our core products in this business segment include HDD spindle motors; information motors such as fan motors, stepping motors, vibration motors and DC brush motors; PC keyboards; speakers; LCD backlights; and measuring instruments. Sales for the current consolidated fiscal year increased due to the new addition of information motors—such as vibration motors and DC brush motors—accompanying the start of a joint venture company with Matsushita Electric Industrial Co., Ltd. Also, in PC keyboards, LCD backlights and measuring instruments, sales grew substantially, but sales of HDD spindle motors were sluggish owing to the HDD industry's inventory adjustments and delays in the development of new products. As a result, net sales increased 13.7%, or ¥21,436 million, year over year to ¥178,317 million.

(Translation)

2. Business Tasks to Accomplish by the Corporate Group

Minebea has adopted the following five principles as its basic policy for management.

(1) Ensure that Minebea is a company for which we feel proud to work.
(2) Reinforce our customers' confidence in us.
(3) Respond to our shareholders' expectations.
(4) Ensure a welcome for Minebea in local communities.
(5) Contribute to a global society.

Under this basic management policy, we actively address the development of high-value-added products and the sophistication of product quality. In addition, we focus company resources on areas where we can display our strengths. At the same time, we are strengthening our operations based on financial improvements, and striving to practice transparent management that is easier to understand within and across the Company.
Furthermore, as a key theme in the development of business in various parts of the world, we are committed to environmental protection activities.

In accordance with the basic management policies mentioned earlier, we aim to improve profitability and enhance corporate value based on a "fully integrated production system," a "large-scale volume production system" and a "well-developed R&D system," which we have established worldwide, to ensure our place as the world's leading comprehensive manufacturer of miniature ball bearings and high-precision components.

To achieve this goal, we must

1. further reinforce our mainstay bearings and bearing-related products;
2. build our operations in the area of precision small motors into a second pillar of our operations after bearings and bearing-related products; and
3. increase the ratio of high-value-added products in all product categories and diversify offerings to serve a broader market.

We look forward to the continued support and guidance of our shareholders.

3. Capital Expenditures and Financing of the Corporate Group

During the consolidated fiscal year under review, capital expenditures were ¥11,378 million for the Machined Components Business and ¥19,700 million for the Electronic Devices and Components Business, totaling ¥31,078 million. The Electronic Devices and Components Business total includes an ¥8,018 million increase due to the joint business with Matsushita Electric Industrial Co., Ltd., Motor Company. The main capital expenditures for the Machined Components Business were equipment for increasing the production of bearings, etc., at the Thailand, China and Singapore factories and equipment for increasing the production of pivot assemblies at the Thailand factory. The main capital expenditures for the Electronic Devices and Components Business were equipment for increasing the production of keyboards and fan motors at the China factory and equipment for spindle motors at the Thailand factory.
There were no important matters to report for the financing of the consolidated fiscal year under review.

(Translation)

4. Records of Business Performance and Changes in Financial Position

①Records of business performance and changes in financial position of the Corporate Group

(Unit: millions of yen unless otherwise noted)

	Fiscal 2002 (4/01–3/02)	Fiscal 2003 (4/02–3/03)	Fiscal 2004 (4/03–3/04)	Fiscal 2005 (4/04–3/05)
Net sales	279,344	272,202	268,574	294,422
Ordinary income	15,995	13,420	13,800	10,206
Net income (loss)	5,298	(2,434)	6,019	5,581
Net income (loss) per share (yen)	13.27	(6.10)	15.08	13.93
Total assets	350,037	320,069	314,915	332,217
Shareholders' equity	112,731	98,212	93,866	102,088

Notes: 1.Starting from fiscal 2003 (April 1, 2002, to March 31, 2003), the Accounting Standard for Annual Net Income per Share (Corporate Accounting Standard No. 2 specified by the Corporate Accounting Standard Commission, September 25, 2002) and the Accounting Standard Application Guideline for Annual Net Income per Share (Corporate Accounting Standard Application Guideline No. 4 specified by the Corporate Accounting Standard Commission, September 25, 2002) are applied to the calculation of net income (loss) per share.

2.Amounts less than one million yen are omitted.

3.Net income (or loss) per share is calculated on the basis of the average number of issued shares during the relevant fiscal year.

4.Starting from fiscal 2005 (April 1, 2004, to March 31, 2005), the consolidated financial statements are prepared based on Article 19-2 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Corporations. As a result, the figures for fiscal 2002 through fiscal 2004 are based on consolidated financial statements not audited by the corporate auditors and auditors.

②Records of business performance and changes in financial position of the Company

(Unit: millions of yen unless otherwise noted)

	Fiscal 2002 (4/01–3/02)	Fiscal 2003 (4/02–3/03)	Fiscal 2004 (4/03–3/04)	Fiscal 2005 (4/04–3/05)
Net sales	175,218	162,952	185,105	185,232
Ordinary income	10,033	11,062	13,343	11,057
Net income (loss)	4,351	1,227	2,266	3,504
Net income (loss) per share (yen)	10.90	3.08	5.68	8.72
Total assets	376,880	362,682	366,618	361,664
Shareholders' equity	181,222	181,240	182,389	183,017

Notes: 1.Starting from fiscal 2003 (April 1, 2002, to March 31, 2003), the Accounting Standard for Annual Net Income per Share (Corporate Accounting Standard No. 2 specified by the Corporate Accounting Standard Commission, September 25, 2002) and the Accounting Standard Application Guideline for Annual Net Income per Share (Corporate Accounting Standard Application Guideline No. 4 specified by the Corporate Accounting Standard Commission, September 25, 2002) are applied to the calculation of net income (loss) per share.

2.Amounts less than one million yen are omitted.

3.Financial statements for fiscal 2004 (April 1, 2003, to March 31, 2004) are indicated under the "Ministerial Ordinance for Partial Revision of the Commercial Code Enforcement Regulation (the Ministry of Justice Ordinance No. 7 dated February 28, 2003)." As a result, " income (loss) for the current period" and " income (loss) per share for the current period " for fiscal 2003 and before are described as " net income (loss) " and "net income (loss) per share, " respectively.

4.Net income (loss) per share is calculated on the basis of the average number of issued shares during the relevant fiscal year.

(Translation)

II. Overview of the Corporate Group and Company (as of March 31, 2005)

1. Main business lines of the Corporate Group and Company

Classification	Products
Machined Components Business	
Bearings	Miniature ball bearings, small-sized ball bearings, and rod-end and spherical bearings, etc.
Machinery components	Commercial and aerospace fasteners, tape guides, pivot assemblies and gears, etc.
Special machinery and others	Aerospace and defense-related equipment, etc.
Electronic Devices and Components Business	
Electronic devices and components	Small precision motors, keyboards, speakers, backlights, hybrid integrated circuits, inverters, strain gauges, load cells, etc.

2. Company's major offices and factories

①Company's major offices and factories

Name	Location
Head Office/Karuizawa Factory	Nagano Prefecture
Tokyo Head Office	Tokyo
Hamamatsu Factory	Shizuoka Prefecture
Fujisawa Factory	Kanagawa Prefecture
Omori Factory	Tokyo
Matsuida Factory	Gunma Prefecture
Saku Factory	Nagano Prefecture

②Subsidiaries' major offices and factories

Name	Location
Minebea-Matsushita Motor Corporation	Tokyo
NMB Thai Ltd.	Thailand
Pelmec Thai Ltd.	Thailand
Minebea Thai Ltd.	Thailand
NMB (USA) Inc.	U.S.A.
NMB Technologies Corporation	U.S.A.
New Hampshire Ball Bearings, Inc.	U.S.A.
NMB-Minebea UK Ltd.	Great Britain
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	China
Minebea (Hong Kong) Ltd.	China

3. Overview of Shares

(1) Total number of shares authorized: 1,000,000,000 shares
(2) Number of shares issued: 399,167,695 shares
(3) Number of shareholders: 28,435 persons

(Translation)

4. Major shareholders:

Name of shareholders	Investment in the company		Our investment in the shareholder	
	Number of shares (thousands)	Shareholding ratio (%)	Number of shares (thousands)	Shareholding ratio (%)
Depositary Nominees Inc.	28,987	7.26	—	—
Japan Trustee Service Bank, Ltd. (Trust account)	27,069	6.78	—	—
Keiaisha Co., Ltd.	18,000	4.51	1,183	10.62
The Master Trust Bank of Japan, Ltd. (Trust account)	17,032	4.27	—	—
Shinsei Bank, Ltd.	12,501	3.13	—	—
The Sumitomo Trust Banking Co., Ltd.	12,349	3.09	2,070	0.12
Takahashi Industrial and Economic Research Foundation	12,347	3.09	—	—
Mellon Bank Treaty Clients Omnibus	10,474	2.62	—	—
Sumitomo Mitsui Banking Corporation	10,000	2.51	1	0.02
Trust & Custody Services Bank, Ltd. (Pension trust account)	6,852	1.72	—	—

Note: On April 15, 2005 (though the reporting obligation arose on March 31, 2005), J.P. Morgan Trust Bank Limited and two other joint holders, jointly represented by Anderson Mori Law Firm, filed a report concerning a change of substantial shareholding with the Director, Kanto Finance Bureau of the Finance Ministry of Japanese Government. However, these new shareholders are not included in the above table of our major shareholders because the Company is not in a position to confirm the final number of our shares beneficially owned by them as of the end of the fiscal year under review (March 31, 2005).

Meanwhile, said report can be outlined as follows:

Name of substantial shareholders: J.P. Morgan Trust Bank Limited and two other joint holders
Number of shares held: 32,427 thousand shares
Shareholding ratio: 8.12%

5. Acquisition, disposal, etc., and holding of treasury shares

(1) Treasury stock acquired of Common stock: 25,886 shares
Total acquisition amount: ¥11,864 thousand

(2) Treasury stock disposed of Common stock: 4,922 shares
Total disposal price: ¥2,653 thousand

(3) Treasury stock at the end of the fiscal year under review
Common stock: 105,623 shares

6. Equity Warrant

4th Series Unsecured Bonds with Warrants (issued November 1, 2000):

- Number of equity warrants: 12,790 units
- Category and number of warranted shares: 2,875,000 common stocks
- Issuing price of equity warrant: ¥35,000 per unit

Note: The Bonds with Warrants and the Convertible Bonds are deemed to be Debentures with Rights to Subscribe for New Shares under Clause 2, Article 19, of the Reforming Law for the Enforcement of the Partial Revision Law of the Commercial Code (Law No. 129 of 2001).

(Translation)

7. Employees of the Corporate Group

① Employees of the Corporate Group

Business segment	Number of employees
Machined components	19,190
Electronic devices and components	29,129
Whole company	154
Total	48,473

Notes: 1.The number of employees is the number that are at work.
2.The "Whole company" refers to employees in the administration department but not under either business segment.

② Employees of the Company

Classification	Number of employees	Increase (decrease) from the end of the previous year	Average age	Average of working years
Male	1,893	(70)	41.0	17.5
Female	399	(28)	33.9	12.0
Total or average	2,292	(98)	39.8	16.5

Note: The number of employees is the number that are at work.

8. Principal consolidation

(1) Principal subsidiaries

Name	Paid-in capital	Voting rights ratio	Main business lines
Minebea-Matsushita Motor Corporation	¥10,000 million	60.0%	Manufacture and sales of motors and their components
NMB Thai Ltd.	1,200,000 thousand Thai baht	100.0%	Manufacture and sales of bearings
Pelmec Thai Ltd.	1,100,000 thousand Thai baht	100.0%	Manufacture and sales of bearings
Minebea Thai Ltd.	8,381,818 thousand Thai baht	100.0%	Manufacture and sales of keyboards, motors and others
NMB (USA) Inc.	US$311,093 thousand	100.0%	Holding company
NMB Technologies Corporation	US$6,800 thousand	100.0% (100.0%)	Sales of bearings, electronic devices and others
New Hampshire Ball Bearings, Inc.	US$94,000 thousand	100.0% (100.0%)	Manufacture and sales of bearings
NMB-Minebea UK Ltd.	£ 43,700 thousand	100.0%	Manufacture and sales of bearings and others
Minebea Electronics & Hi-Tech Components (Shanghai) Ltd.	US$239,060 thousand	100.0%	Manufacture and sales of bearings and electronic devices
Minebea (Hong Kong) Ltd.	HK$100,000 thousand	100.0%	Sales of bearings, electronic devices and others

Note: Figures in parentheses for the voting rights ratio in the above table show the ratio of indirect ownership.

(Translation)

(2) Progress in consolidation

In April 1, 2004, Minebea-Matsushita Motor Corporation was started and foreign locations such as Minebea-Matsushita Motor (S) Pte. Ltd., Minebea-Matsushita Motor (Malaysia) SDN. BHD. and Zhuhai Minebea-Matsushita Motor Co., Ltd., were established. The company will hold a 60% share and Matsushita Electric Industrial Co., Ltd., a 40% share in Minebea-Matsushita Motor Corporation.

(3) Results of consolidation

Consolidated sales, consolidated ordinary income and consolidated net profit for the year under review were ¥294,422 million (versus ¥268,574 million a year earlier), ¥10,206 million (versus ¥13,800 million a year earlier) and ¥5,581 million (versus ¥6,019 million a year earlier), respectively.

9. Major lenders

Lenders	Outstanding borrowing (millions of yen)	Shares held by lender	
		Number of shares (thousands)	Shareholding ratio (%)
The Sumitomo Trust & Banking Co., Ltd.	12,700	12,349	3.09
Sumitomo Mitsui Banking Corporation	11,100	10,000	2.51
The Bank of Tokyo-Mitsubishi, Ltd.	9,400	6,756	1.69
UFJ Bank Limited	6,900	3,301	0.83
Mizuho Corporate Bank, Ltd.	6,800	3,220	0.81

10. Directors and Corporate Auditors

Title	Name	Responsibilities or principal occupation (as of March 31, 2005)
Representative Director, President and Chief Executive Officer	Tsugio Yamamoto	
Director, Senior Managing Executive Officer	Yoshihisa Kainuma	Member of Tokyo Office Administration Executive Council; in charge of Personnel & General Affairs, Logistics and Procurement
Director, Senior Managing Executive Officer	Takayuki Yamagishi	General Manager of Engineering Headquarters
Director, Senior Managing Executive Officer	Rikuro Obara	General Manager of Manufacturing Headquarters; General Manager of Karuizawa Manufacturing Unit
Director, Senior Managing Executive Officer	Ryusuke Mizukami	Member of Tokyo Office Administration Executive Council; in charge of Corporate Planning, Information Systems and Environment Management
Director, Senior Managing Executive Officer	Kenji Senoue	Member of Tokyo Office Administration Executive Council; in charge of Strategy Planning
Director, Senior Managing Executive Officer	Tosei Takenaka	President and Representative Director, Minebea-Matsushita Motor Corporation
Director, Managing Executive Officer	Koichi Dosho	General Manager of Sales Headquarters, European & American Regional Sales Headquarters, European Region Operations
Director	Atsushi Matsuoka	Chairman of Board of Directors, Keiaisha Co., Ltd.

(Translation)

Title	Name	Responsibilities or principal occupation (as of March 31, 2005)
Director	Chanchai Leetavorn	Chairman, Asia Credit Plc.
Standing Corporate Auditor	Shinichi Mori	
Standing Corporate Auditor	Yoshinori Amano	
Standing Corporate Auditor	Tsukasa Oshima	
Corporate Auditor	Isao Hiraide	Certified Public Tax Accountant

Notes: 1.Tsukasa Oshima was newly elected as Corporate Auditor at the 58th Ordinary General Meeting of Shareholders held on June 29, 2004.

2.Mitsuo Ichikawa retired as Corporate Auditor at the conclusion of the 58th Ordinary General Meeting of Shareholders held on June 29, 2004.

3.Atsushi Matsuoka and Chanchai Leetavorn are independent Directors as provided in Article 188, Paragraph Item (7)-2, of the Commercial Code.

4.Tsukasa Oshima and Isao Hiraide are external Corporate Auditors as required under Paragraph 1 of Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Corporations.

11. Amount paid as remuneration to the auditors

① Total amount paid to auditor as remuneration by the Company and its subsidiaries
¥64 million

② Total amount in ① paid as remuneration to auditor for audit certification by the Company and its subsidiaries based on Paragraph 1, Article 2, of the Certified Public Accountant Law
¥64 million

③ Total amount in ② paid as remuneration to the auditors by the Company
¥51 million

Ⅲ. Important facts of the Corporate Group that occurred after the fiscal term

The Board of Directors resolved at a meeting on March 1, 2005, to assume all business from consolidated subsidiary Minebea Electronics Co., Ltd., on April 1, 2005, and liquidate Minebea Electronics Co., Ltd. Minebea Electronics Co., Ltd. entered into liquidation proceedings.

(1) Purpose
Minebea Electronics Co., Ltd., a subsidiary of Minebea Co., Ltd., was founded in May 1986, to mainly produce, market, export and import electronic materials and components, as well as electronic devices. The purpose of the decision to assume all business from Minebea Electronics Co., Ltd., on April 1, 2005, and subsequently liquidate the subsidiary was to achieve greater management efficiency by consolidating all business of Minebea Electronics Co., Ltd., into Minebea.

(2) Amount of Assets and Liabilities transferred
Assets transferred: ¥3,918 million
Liabilities transferred: ¥252 million

(3) Outline of Minebea Electronics Co., Ltd. (as of March 31, 2005)
① Representative director and president: Takayuki Yamagishi
② Location: 1743-1 Asana, Asaba-cho, Iwata-gun, Shizuoka-ken, Japan
③ Date of establishment: May 28, 1986
④ Capital: ¥720 million
⑤ Shareholder: Minebea Co., Ltd., 100%
⑥ Net sales: ¥18,664 million
⑦ Ordinary loss: ¥134 million

(4) Impact of the Transfer on Minebea's Results
There will be no impact on Minebea's results.

(Translation)

Balance Sheet
(As of March 31, 2005)

(Unit: millions of yen)

Assets	
Item	**Amount**
Current Assets	**125,670**
Cash and cash equivalents	11,240
Notes receivable	4,185
Accounts receivable-trade	44,046
Purchased goods	2,558
Goods in transit	1,060
Finished goods	1,235
Raw materials	1,760
Work in process	2,403
Supplies	149
Prepaid expenses	433
Short-term loans receivable from affiliates	46,809
Accounts receivable-other	5,477
Temporary advance	18
Deferred tax assets	2,799
Others	1,523
Allowance for doubtful receivables	(32)
Fixed Assets	**235,940**
Tangible fixed assets	**27,024**
Buildings	9,970
Structures	527
Machinery and equipment	5,485
Vehicles	13
Tools, furniture and fixtures	1,961
Land	8,949
Construction in progress	116
Intangible fixed assets	**3,631**
Patent rights and other intangibles	3,631
Investments and other assets	**205,284**
Investments in securities	6,159
Investment securities in affiliates	161,366
Investments in partnerships	0
Investments in partnerships with affiliates	32,046
Long-term loans receivable from employees	8
Long-term loans receivable from affiliates	5,725
Reorganization claim in bankruptcy, and others	20
Long-term prepaid expenses	546
Deferred tax assets	5,572
Others	545
Allowance for doubtful receivables	(7,065)
Deferred Charges	**53**
Bond issuance expenses	53
Total Assets	**361,664**

Note: Amounts less than one million yen are omitted.

(Translation)

(Unit: millions of yen)

Liabilities	
Item	**Amount**
Current Liabilities	**94,228**
Notes payable	3,195
Accounts payable-trade	27,961
Short-term loans payable	50,632
Current portion of long-term loans payable	1,000
Current portion of bonds	4,000
Accounts payable-other	2,653
Accrued income taxes	622
Accrued expenses	1,155
Advances from customer	3
Deposits received	407
Deferred income	91
Accrued bonuses	1,749
Notes payable for equipment .	264
Others	491
Long-Term Liabilities	**84,418**
Bonds	38,000
Long-term loans payable	46,000
Allowance for retirement benefits	368
Allowance for retirement benefits to executive officers	49
Total Liabilities	**178,646**
Shareholders' Equity	
Common stock	**68,258**
Additional paid-in capital	**94,756**
Capital reserve	94,756
Retained earnings	**18,483**
Earned surplus	2,085
Voluntary reserve	11,500
General reserve	11,500
Unappropriated retained earnings	4,898
Difference on revaluation of other marketable securities	**1,575**
Treasury stock	**(56)**
Total Shareholders' Equity	**183,017**
Total Liabilities and Shareholders' Equity	**361,664**

Note: Amounts less than one million yen are omitted.

(Translation)

Profit-and-Loss Statement
(From April 1, 2004, through March 31, 2005)

(Unit: millions of yen)

Item			Amount	
Ordinary Income and Expenses	**Operating income and expenses**	**Operating income**		**185,232**
		Net sales	185,232	
		Operating expenses		**183,285**
		Cost of sales	162,966	
		Selling, general and administrative expenses	20,319	
		Operating income		**1,946**
	Other income and expenses	**Other income**		**11,606**
		Interest income	708	
		Dividends received	10,047	
		Rent income on fixed assets	295	
		Others	554	
		Other expenses		**2,494**
		Interest and discount charges	615	
		Interest on bonds	1,129	
		Amortization on bond issue costs	43	
		Foreign currency exchange loss	260	
		Others	445	
		Ordinary income		**11,057**
Extraordinary Income and Loss		**Extraordinary income**		**310**
		Gain on sales of fixed assets	126	
		Reversal of allowance for doubtful receivables	184	
		Extraordinary loss		**4,522**
		Loss on sales of fixed assets	1,378	
		Loss on disposal of fixed assets	123	
		Loss on revaluation of investment securities	590	
		Allowance for doubtful receivables	1,668	
		Loss on liquidation of affiliates	1	
		Loss for after-care of products	270	
		Retirement benefit expense	476	
		Retirement benefits to directors and corporate auditors	12	
Income before Income Taxes				**6,845**
Income taxes current (including enterprise tax)				2,279
Adjustment of income taxes				1,062
Total income taxes				3,341
Net Income				**3,504**
Retained earnings brought forward from the previous year				1,393
Loss on disposal of treasury stock				0
Unappropriated retained earnings at end of year				**4,898**

Note: Amounts less than one million yen are omitted.

(Translation)

Significant Accounting Policies

(1) Standards and method of valuation of securities

Shares in subsidiaries and affiliates: Stated at cost as determined by the moving-average method.

Other securities:

Securities with market value: Stated at market value based on the market price, etc., as of the fiscal year-end (the evaluation balances are calculated by the total direct capitalization method and the cost of sales is calculated by the moving-average method).

Securities without market value: Stated at cost as determined by the moving average method.

(2) Standards and method of valuation of inventories

Purchased goods:	Stated at cost as determined by the moving-average method.
Finished goods:	Stated at cost as determined by the moving-average method.
Raw materials:	Stated at cost as determined by the moving-average method in respect of materials for bearings, fasteners, measuring equipment, motors and special machinery equipment.
Work in process:	Stated at cost as determined by the moving-average method in respect of bearings, fasteners and motors.
	Stated at cost as determined by the identified cost method in respect of measuring equipment, special motors and special machinery equipment.
Supplies:	Stated at cost as determined by the moving-average method in respect of expendables for manufacturing bearings, fasteners, measuring equipment, motors and special machinery equipment.

(3) Method of depreciation of fixed assets

Tangible fixed assets: Declining balance method. The main useful lives reported here are as follows:

Buildings and structures	4–60 years
Machinery and equipment	2–15 years
Tools, furniture and fixtures	2–20 years

However, a depreciable asset of small value (the acquisition value of which is ¥100,000 or more but less than ¥200,000) is depreciated equally each year over three years.

Intangible fixed assets: Straight-line method. However, for software (used by the company), the straight-line method on the basis of the estimated usable period (5 years) established within the Company is used.

Long-term prepaid expenses:

Straight-line method.

(4) Method of accounting of deferred charges

Bond issuance expense: Amortized equally each year over three years pursuant to the Commercial Code.

Other items are charged to expenses as incurred.

(5) Standards of conversion of accounts receivable or payable in a foreign currency into yen amounts

Accounts receivable and accounts payable in a foreign currency are converted into yen amounts at spot exchange rates at the fiscal year-end. Conversion loss or income is recorded as expense or income, respectively.

(6) Standards of accounting of allowances

Allowance for doubtful receivables:

To provide against loss on bad debts, the estimated uncollectible amounts are shown, with respect to receivables in general, based on the actual uncollectibility ratios and, with respect to specific doubtful receivables, through individual consideration of collectibility.

Accrued bonuses: To provide against payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment.

(Translation)

Allowance for retirement benefits:

To provide against the payment of retirement allowances to employees, the amount that is recognized to have accrued at the fiscal year-end is shown on the basis of the estimated amounts of the retirement allowance liabilities and pension funds as of the fiscal year-end.

With respect to the difference at the time of the change of the accounting principles (¥2,474 million), the amount obtained by prorating over five-year is shown as a "retirement benefit expense" under Extraordinary Loss.

The difference resulting from mathematical calculations is recorded as expense on a straight-line basis for a certain period (5 years) starting from the year following the year in which such difference arose.

Allowance for retirement benefits for Executive Officers:

To provide against the payment of retirement allowances to Executive Officers, the amount that is recognized to be necessary at the end of the current fiscal year according to our internal regulations is shown.

(7) Method of accounting of lease transactions

Financial lease transactions other than those in which the ownership of a leased asset is considered to be transferred to the lessee are accounted for in the same manner as ordinary lease transactions.

(8) Method of hedging accounting

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods.

Under the guidance of the company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge

(9) Other significant matters for preparation of the financial statements

Consumption taxes and other related taxes are excluded from the revenues and purchases of the Company.

Notes to the Balance Sheet

(1) Receivables from and payable to subsidiaries

Short-term receivables:	¥29,300 million
(excluding short-term loan receivables from subsidiaries)	
Short-term payables:	¥23,971 million

(2) Accumulated depreciation of tangible fixed assets ¥48,852 million

(3) In addition to the fixed assets listed in the Balance Sheet, the Company uses computers, etc., on lease.

(4) Guarantees ¥29,854 million

(5) Outstanding balance and exercise price of the subscription warrants are as follows:

4th Series Unsecured Bonds with Warrants

Outstanding amount:	¥4,000 million
Exercise price:	¥1,350

(6) Net assets are ¥1,575 million as stipulated in Article 124, Section 3, of the Commercial Code Enforcement Regulation

(Translation)

Notes to the Profit-and-Loss Statement

(1) Sales to subsidiaries ¥117,397 million

(2) Purchase from subsidiaries ¥125,337 million

(3) Amount of non-operating transactions with subsidiaries ¥18,174 million

(4) Total amount of research-and-development expenses
The research-and-development expenses included in the general administrative expenses and the manufacturing costs for this period under review were ¥8,289 million.

(5) Net income per share ¥8.72
Note: Calculation basis for net income per share

Net income on the Profit-and-Loss Statement	¥3,504 million
Net income involving common stock	¥3,481 million
Net income that is not entitled to common share holders	
Bonus to Directors based on appropriation	¥23 million
Average number of common stocks during the fiscal year under review	399,074,238 shares

Notes to tax-effect accounting

(1) Breakdown by cause of the deferred tax assets and deferred tax liabilities:

(Deferred tax assets)	
Excess over the maximum tax-deductible amount of accrued bonuses	¥682 million
Excess over the maximum tax-deductible amount of accrued retirement allowance	20
Evaluation loss on investment securities	1,749
Evaluation loss on shares in affiliates	2,278
Excess over the maximum tax-deductible amount of allowance for doubtful receivables	2,759
Deduction of foreign corporation tax carried forward	1,360
Others	530
Total deferred tax assets	9,378
(Deferred tax liabilities)	
Evaluation difference on other investment securities	1,006
Total deferred tax liabilities	1,006
Net deferred tax assets	8,371

(2) Breakdown by cause of the difference between the applicable legal effective tax rate and the actual rate of corporate income tax, etc., after tax-effect accounting:

Statutory effective tax rate	39.0%
(Adjustment)	
Non–tax deductible item such as entertainment expense	1.1
Taxation on per capita basis of inhabitant tax, etc.	3.0
Withholding income tax, etc.	4.2
Others	1.5
Actual rate of corporate income tax, etc., after tax-effect accounting	48.8

(Translation)

Notes to the retirement allowance accounting

(1) Retirement allowance plan adopted by the company

The company has fully adopted a qualified retirement pension plan to provide against retirement payments to employees.

(2) Substance of retirement benefit liabilities

① Retirement benefit liabilities and their breakdown:

(a)	Retirement benefit liabilities	¥9,439 million
(b)	Pension assets	8,953
(c)	Balance (a – b)	486
(d)	Untreated amount of the difference at the time of the change of the accounting principle	—
(e)	Unrecognized difference of mathematical calculations	118
(f)	Allowance for retirement benefit (c – d – e)	368

② Breakdown of expense for retirement benefit:

Service expense	¥505 million
Interest expense	227
Expected investment income	191
Difference treated as expense at the time of the change of the accounting principle	476
Difference of mathematical calculations treated as expense	359

(3) Calculation basis for retirement benefit liabilities

Discount rate	2.5%
Expected investment income rate	2.5%
Method of periodic allocation of expected retirement benefit amounts	Periodic fixed standard
Number of years required for the treatment of the difference of mathematical calculations	5 years (From the following period, it is charged to expense by the straight-line method.)
Number of years required for the treatment of the difference resulting from the accounting change	5 years (A prorated amount is recorded as an extraordinary loss.)

Proposed Appropriation of Unappropriated Retained Earnings

(Unit: yen)

Item	Amount	Amount
I. **Unappropriated retained earnings**		**4,898,028,169**
II. The above amount is appropriated as follows:		
Dividends (¥7 per share)	2,793,434,504	
Bonuses to Directors and Corporate Auditors	23,500,000	
(Bonuses to Corporate Auditors)	(3,500,000)	2,816,934,504
III. **Retained earnings carried forward to the next period**		**2,081,093,665**

(Translation)

Certified Copy of the Report of the Auditors

AUDIT REPORT OF THE INDEPENDENT AUDITORS

May 11, 2005

To: The Board of Directors
Minebea Co., Ltd.

Shin Nihon & Co.

Chikara Kanzawa (seal)
Representative and Engagement Partner
Certified Public Accountant

Hidenori Takahashi (seal)
Representative and Engagement Partner
Certified Public Accountant

Kiyokazu Tashiro (seal)
Representative and Engagement Partner
Certified Public Accountant

We have examined the Balance Sheet, the Profit-and-Loss Statement, the Business Report (limited only to the part relating to accounting), the Proposed Appropriation of Unappropriated Retained Earnings and the supplementary statements (limited only to the part relating to accounting) of MINEBEA CO., LTD., for the 59th fiscal year from April 1, 2004, to March 31, 2005, pursuant to Article 2 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations. The part relating to accounting of the Business Report and the supplementary statements that have been audited is the portion based on the accounting books and records of the matters set out therein. It is the management of the Company that bears the responsibility of compilation of these financial statements and their supplementary details, while our responsibility is to express an opinion on the financial statements and their supplementary details from an independent standpoint.

Our examination was made in accordance with generally accepted auditing standards in Japan and, accordingly, we performed such auditing procedures as we considered necessary in the circumstances. These auditing standards require us to gain a reasonable assurance whether these financial statements and their supplementary details are free of material misstatement. The auditing is conducted on a test basis, while including our examination of descriptions in the financial statements and their supplementary details as an entirety that includes the accounting policies and their application methods adopted by the corporate management, as well as our assessment of the estimation that was made by the management. As a result of our audit conducted in these ways, we believe that we have obtained a reasonable basis for our opinions. The auditing procedures included auditing procedures of certain subsidiaries that we considered to be necessary.

As a result of the audit, we are of the opinion that:

(1) The Balance Sheet and the Profit-and-Loss Statement fairly present the financial position of the Company and the results of its operations in conformity with laws and ordinances and the Articles of Incorporation of the Company;
(2) The Business Report (limited only to the part related to accounting) properly describes the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation of the Company;
(3) The Proposed Appropriation of Unappropriated Retained Earnings is in conformity with laws and ordinances and the Articles of Incorporation of the Company; and
(4) There is no matter to be pointed out concerning the supplementary statements (limited only to the part related to accounting) according to the Commercial Code.

Neither our firm nor any of the partners in charge has any interest in the Company as required to be disclosed herein under the provisions of the Certified Public Accountant Law.

(Translation)

Certified Copy of the Report of the Board of Corporate Auditors

AUDIT REPORT

May 11, 2005

We, the Board of Corporate Auditors, have prepared this Audit Report by mutual consultation among ourselves following the report presented by each of the Corporate Auditors on their auditing method and the results of such audit with respect to performance of duties by the Directors during the 59th fiscal period from April 1, 2004, to March 31, 2005, and our report is hereby made as follows:

1. Overview of the audit method by the Corporate Auditors

Each Corporate Auditor attended meetings of the Board of Directors and other important meetings, received reports from Directors and others about business activities, reviewed documents for important decisions, etc., investigated the condition of business activities and assets of the Company at its head office and principal business offices and, when necessary, asked for business reports from subsidiaries, in accordance with the auditing policy and allocation of responsibilities, etc., as stipulated by the Board of Corporate Auditors.

In addition, we received reports and explanations from the independent auditors of the Company, and reviewed the financial statements and supplementary statements.

In addition to the above auditing methods, we, when necessary, asked for reports from Directors and others and closely examined the transactions in connection with Directors' competing transactions, transactions involving conflict of interests between Directors and the Company, granting of benefits by the Company for free, unusual transactions with subsidiaries or shareholders, and purchases and disposals of treasury stock, and other matters.

2. Results of Audit

(1) We certify that the auditing method of Shin Nihon & Co. and the results of its audit are proper and correct.

(2) We certify that the Business Report fairly presents the situation of the Company in conformity with laws and ordinances and the Articles of Incorporation.

(3) We find no matter to be pointed out with respect to the Proposed Appropriation of Unappropriated Retained Earnings in light of the condition of the company's assets and other circumstances.

(4) The supplementary statements fairly present the matters to be described, and we find no matter to be pointed out about them.

(5) We find no unfair act or material fact in violation of laws and ordinances or the Articles of Incorporation with respect to the performance of duties by the Directors.

Furthermore, we find no violation of duties by Directors with respect to their competing transactions, transactions involving conflict of interests between Directors and the Company, granting of benefits by the Company for free, unusual transactions with subsidiaries or shareholders, and purchases and disposals of treasury shares, and other matters.

Board of Corporate Auditors of Minebea Co., Ltd.

Shinichi Mori (seal)
Standing Corporate Auditor

Yoshinori Amano (seal)
Standing Corporate Auditor

Tsukasa Oshima (seal)
Standing Corporate Auditor

Isao Hiraide (seal)
Corporate Auditor

Note: Standing Corporate Auditor Tsukasa Oshima and Corporate Auditor Isao Hiraide are external corporate auditors as stipulated in Paragraph 1 of Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations.

(Translation)

Consolidated Balance Sheet
(As of March 31, 2005)

(Unit: millions of yen)

Assets	
Item	**Amount**
Current Assets	**147,295**
Cash and cash equivalents	21,759
Notes and accounts receivable	62,610
Inventories	46,963
Deferred tax assets	5,123
Others	11,125
Allowance for doubtful receivables	(287)
Fixed Assets	**184,808**
Tangible fixed assets	**156,521**
Buildings and structures	97,222
Machinery and transportation equipment	202,364
Tools, furniture and fixtures	50,737
Land	15,086
Construction in progress	1,228
Accumulated depreciation	(210,118)
Intangible fixed assets	**14,113**
Consolidation adjustments	10,353
Others	3,760
Investments and other assets	**14,174**
Investment in securities	6,308
Long-term loans receivable	35
Deferred tax assets	6,016
Others	1,870
Allowance for doubtful receivables	(56)
Deferred Charges	**112**
Total Assets	**332,217**

Note: Amounts less than one million yen are omitted.

(Translation)

(Unit: millions of yen)

Liabilities	
Item	**Amount**
Current Liabilities	**141,449**
Notes and accounts payable	25,901
Short-term loans payable	81,256
Current portion of long-term loans payable	1,855
Current portion of bonds with warrant	4,000
Accrued income taxes	2,344
Accrued bonuses	3,247
Reserve for environmental preservation expenses	794
Others	22,050
Long-Term Liabilities	**86,144**
Bonds	38,000
Long-term loans payable	47,340
Allowance for retirement benefits	305
Allowance for retirement benefits to executive officers	49
Others	448
Total Liabilities	**227,594**
Minority Interest in Consolidated Subsidiaries	**2,534**
Shareholders' Equity	
Common stock	**68,258**
Additional paid-in capital	**94,756**
Retained earnings	**5,519**
Difference on revaluation of other marketable securities	**1,575**
Foreign currency translation adjustments	**(67,965)**
Treasury stock	**(56)**
Total Shareholders' Equity	**102,088**
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	**332,217**

Note: Amounts less than one million yen are omitted.

(Translation)

Consolidated Profit-and-Loss Statement
(From April 1, 2004, through March 31, 2005)

(Unit: millions of yen)

Item			Amount	
Ordinary Income and Expenses	**Operating income and expenses**	**Operating income**		**294,422**
		Net sales	294,422	
		Operating expenses		**280,339**
		Cost of sales	232,019	
		Selling, general and administrative expenses	48,319	
		Operating income		**14,083**
	Other income and expenses	**Other income**		**1,551**
		Interest income	145	
		Dividends income	37	
		Equity income of affiliates	13	
		Others	1,354	
		Other expenses		**5,427**
		Interest expenses	3,361	
		Foreign currency exchange loss	755	
		Others	1,311	
		Ordinary income		**10,206**
Extraordinary Income and Loss		**Extraordinary income**		**404**
		Gain on sales of fixed assets	301	
		Reversal of allowance for doubtful receivables	102	
		Extraordinary loss		**2,832**
		Loss on sales of fixed assets	565	
		Loss on disposal of fixed assets	453	
		Loss on sales of investments securities	0	
		Loss on revaluation of investments securities	619	
		Loss on liquidation of affiliates	270	
		Loss for after-care of products	270	
		Retirement benefits expense	609	
		Retirement benefits to directors and corporate auditors	42	
Income before Income Taxes and minority interests				**7,778**
Income taxes current (including enterprise tax)				5,943
Adjustment of income taxes				(430)
Total income taxes				5,513
Minority interest in earnings of consolidated subsidiaries				(3,316)
Net Income				**5,581**

Note: Amounts less than one million yen are omitted.

(Translation)

Basis of presenting consolidated financial statements

1. Scope of consolidation and application of equity method

Number of consolidated companies --------47 companies

The same as (1)Principal subsidiaries in **8. Principal consolidation** of **II. Overview of the Corporate Group and Company** above.

Number of affiliated companies------------- 1 company

of which equity method is applied to 1 company including Shonan Seiki Co., Ltd.

2. Scope of consolidation and application of equity method

(a) Changes in consolidated subsidiaries

Anew: Acquisition of stock (3companies) MINEBEA-MATSUSHITA MOTOR(S) PTE.LTD.
MINEBEA-MATSUSHITA MOTOR(MALAYSIA) SDN. BHD.
ZHUHAI MINEBEA-MATSUSHITA MOTOR CO., LTD.

Establishment (1 company) NMB MINEBEA SLOVAKIA s.r.o.

Additional acquisition of stock (1 company) Kanto Seiko Co., Ltd.

Exclusion: Liquidation (4 companies) NMB F.T. INC.
MINEBEA EUROPE FINANCE B.V.
Minebea Onkyo Co., Ltd.
NMB Onkyo Co., Ltd.

(b) Changes of the companies subject to equity method

Anew: None

Exclusion: Change to consolidated subsidiary (1 company) Kanto Seiko Co., Ltd.

3. Closing date of consolidated subsidiaries

Consolidated subsidiaries whose closing dates are different from that of the company adjusted their financial statements to the company's closing date.

4. Accounting policies

(a) Valuation basis and method of significant assets

1. Inventories

The company and consolidated domestic subsidiaries state primarily at the moving-average cost. Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.

2. Other marketable securities

Securities with market value

The company adopted the market value method based on market prices and other conditions at the end of the term. Also, the company accounted for all valuation differences based on the direct capitalization method, and the sales costs are calculated by the moving-average method.

Securities without market value

Non listed securities are stated at cost determined by the moving-average method.

(Translation)

(b) Method of Depreciation of significant depreciable assets

1. Tangible fixed assets

The company and consolidated domestic subsidiaries adopt the declining-balance method. The main useful life and the residual value reported here are as follows.

Buildings and structures	4–60 years
Machinery and equipment	2–15 years
Tools, furniture and fixtures	2–20 years

They also collectively show equal charges for small depreciable assets (whose acquisition values are not less than 100,000 yen and less than 200,000 yen) over the three years each consolidated fiscal year. Consolidated overseas subsidiaries mainly adopt the straight-line method.

2. Intangible fixed assets

The company and consolidated domestic subsidiaries mainly adopt the straight-line method. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

Consolidated overseas subsidiaries mainly adopt the straight-line method.

(c) Valuation basis of significant allowances

1. Allowance for doubtful receivables

The company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.

2. Accrued bonuses

The company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees, and accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Consolidated overseas subsidiaries make the record on an accrual basis.

3. Allowance for retirement benefit

Regarding the company and its consolidated Japanese subsidiaries, the company stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits, based on estimated retirement benefit debts and pension assets at the end of the term.

Regarding the difference of ¥3,050 million arising at the time of changing accounting standards, the company charged prorated amounts to expenses over five years and stated this extraordinary loss as a retirement benefit expense.

Over the 5–15 years within the average remaining length of employees' service, the company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.

Regarding the company's consolidated overseas subsidiaries, each subsidiary stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits.

4. Allowance for retirement benefits to executive officers

We posted retirement allowances to be required for payment at the end of the current consolidated fiscal year in accordance with company regulations.

5. Reserve for environmental preservation expenses

We registered reasonably projected environment-related expenses to be incurred by U.S. subsidiaries.

(d) Translation of foreign currency assets and liabilities in financial statements of the company and consolidated subsidiaries

The company and consolidated domestic subsidiaries translate them into yen at the exchange rate on the balance sheet date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

Consolidated overseas subsidiaries translate them at the exchange rate on the balance sheet date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

(Translation)

(e) Accounting method of significant lease transactions

In accordance with the accounting method in reference to ordinary rental transactions, the company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting method of significant hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods.

Under the guidance of the company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge

(g) Accounting method of consumption tax and other

Consumption tax and other related taxes are excluded from revenue and purchases of the company.

5. Evaluation of consolidated subsidiaries' assets and liabilities

The company adopts the step fair value method as an evaluation method of consolidated subsidiaries' assets and liabilities.

6. Amortization of consolidation adjustments

The consolidation adjustments are equally amortized for 5–40 years conforming to the accounting customs of the consolidated companies' countries.

7. Appropriation of retained earnings

Regarding the appropriation of retained earnings, the consolidated statements of income and retained earnings are prepared based on the method provided in the provision of Article 8 of the regulation relating to terminology, form and methods of preparation of consolidated financial statements (advanced inclusion method).

Notes to the Consolidated Profit-and-Loss Statement

Net income per share ¥13.93

Note: Calculation basis for net income per share

Net income on the Consolidated Profit-and-Loss Statement	¥5,581 million
Net income involving common stock	¥5,557 million
Amount that is not entitled to common share holders	
Bonus to Directors based on appropriation	¥23 million
Average number of common stocks during the fiscal year under review	399,074,238shares

(Translation)

Certified Copy of the Report of the Auditors for Consolidated Financial Statements

AUDIT REPORT OF THE INDEPENDENT AUDITORS

May 11, 2005

To: The Board of Directors
Minebea Co., Ltd.

Shin Nihon & Co.

Chikara Kanzawa (seal)
Representative and Engagement Partner
Certified Public Accountant

Hidenori Takahashi (seal)
Representative and Engagement Partner
Certified Public Accountant

Kiyokazu Tashiro (seal)
Representative and Engagement Partner
Certified Public Accountant

We have examined the consolidated Financial Statements, which are the Consolidated Balance Sheet and the Consolidated Profit-and-Loss Statement) of MINEBEA CO., LTD., for the 59th fiscal year from April 1, 2004, to March 31, 2005, pursuant to Paragraph 3, Article 19-2, of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations. It is the management of the Company that bears the responsibility of compilation of the consolidated financial statements, while our responsibility is to express an opinion on the consolidated financial statements from an independent standpoint.

Our examination was made in accordance with generally accepted auditing standards in Japan and, accordingly, we performed such auditing procedures as we considered necessary in the circumstances. These auditing standards require us to gain a reasonable assurance whether these consolidated financial statements are free of material misstatement. The auditing is conducted on a test basis, while including our examination of descriptions in the consolidated financial statements as an entirety that includes the accounting policies and their application methods adopted by the corporate management, as well as our assessment of the estimation that was made by the management. As a result of our audit conducted in these ways, we believe that we have obtained a reasonable basis for our opinions. The auditing procedures included auditing procedures of certain subsidiaries that we considered to be necessary.

As a result of the audit, we are of the opinion that the above consolidated financial statements fairly present the financial position of the Company and its consolidated subsidiaries as a corporate group and the results of its operations in conformity with laws and ordinances and the Articles of Incorporation of the Company.

Neither our firm nor any of the partners in charge has any interest in the Company as required to be disclosed herein under the provisions of the Certified Public Accountant Law.

(Translation)

Certified Copy of the Report of the Board of Corporate Auditors for Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

May 11, 2005

We, the Board of Corporate Auditors, have prepared this Audit Report by mutual consultation among ourselves following the report presented by each of the Corporate Auditors on their auditing method and the results of such audit with respect to the Consolidated Financial Statements (Consolidated Balance Sheet and Consolidated Profit-and-Loss Statement) during the 59th fiscal period from April 1, 2004, to March 31, 2005, and our report is hereby made as follows:

1. Overview of the audit method by the Corporate Auditors

Each Corporate Auditor received reports from Directors and others about Consolidated Financial Statements and, when necessary, investigated the condition of business activities and assets of subsidiaries by asking for accounting reports from the subsidiaries, in accordance with the auditing policy and allocation of responsibilities, etc., as stipulated by the Board of Corporate Auditors.

2. Results of Audit

We certify that the auditing method of Shin Nihon & Co. and the results of its audit are proper and correct.

Board of Corporate Auditors of Minebea Co., Ltd.

Shinichi Mori (seal)
Standing Corporate Auditor

Yoshinori Amano (seal)
Standing Corporate Auditor

Tsukasa Oshima (seal)
Standing Corporate Auditor

Isao Hiraide (seal)
Corporate Auditor

Note: Standing Corporate Auditor Tsukasa Oshima and Corporate Auditor Isao Hiraide are external corporate auditors as stipulated in Paragraph 1 of Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations.

(Translation)

Reference Matters Relating to the Exercise of Shareholder's Voting Rights

1. Number of voting rights held by the shareholders: 398,189 rights

2. Proposals and related matters:
First Proposal:
Approval of the proposed appropriation of unappropriated retained earnings for the 59th Business Term.

The details of the proposal are indicated on page 17 of the attachment.
Our policy concerning the appropriation of unappropriated retained earnings is that unappropriated retained earnings should be properly appropriated in consideration of the payment of dividends to shareholders, strengthening the Company's corporate structure, future business developments and other related matters.
The payment of a dividend of ¥7 per share is proposed for the 59th Business Term.

Second Proposal:
Election of 10 Directors

The terms of office of all of the 10 directors will expire at the conclusion of the meeting. Accordingly, the election of 10 directors is proposed. The candidates are as follows.

No.	Name (Date of Birth)	Biographical Sketch (as of May 31, 2005)	Number of shares owned
1	Takayuki Yamagishi (May 14, 1938)	1962 Mar. Joined Minebea 1988 Mar. Deputy General Manager of Electronics Business Division 1988 Dec. Director 1992 Dec. Managing Director 1994 Dec. Senior Managing Director, General Manager of 2nd Manufacturing Headquarters 1995 Dec. In charge of R&D Center, President and Representative Director of Minebea Electronics Co., Ltd. 1997 Apr. General Manager of Hamamatsu Manufacturing Unit 2001 Apr. In charge of R&D Headquarters 2003 Apr. Senior Managing Director, General Manager of Engineering Headquarters (Present) 2003 Jun. Director, Senior Managing Executive Officer (Present)	17,885
2	Yoshihisa Kainuma (February 6, 1956)	1983 Apr. Admitted to bar in Japan (Member to Tokyo Dai-ni bar Association) 1988 Dec. Director and General Manager of Legal Department of the Company 1989 Sep. Admitted to bar in New York 1990 Oct. Representative Senior Managing Director of Keiaisha NMB Co., Ltd. (currently Keiaisha Co., Ltd.) 1992 Dec. Managing Director and Deputy General Manager of Operation Headquarters 1994 Dec. Senior Managing Director General Manager of European and American Regional Sales of Sales Headquarters 1995 Jul. General Manager of Operation Headquarters 1999 Aug. Member of Tokyo Office Administration Executive Council, In charge of Personnel & General Affairs and Logistic & Procurement (Present) 2001 Jun. Director of Keiaisha Co., Ltd. (Present) 2003 Jun. Director, Senior Managing Executive Officer (Present)	14,000

(Translation)

3	Rysuke Mizukami (December 31, 1940)	1967 Jun. Joined the Company 1983 Nov. General Manager of Corporate Planning Department 1986 Dec. Director 1992 Dec. General Manager of Corporate Planning Department, Corporate Communications Office 1994 Dec. Managing Director 1996 Jul. In charge of Environment Management (Present) 1999 Aug. Member of Tokyo Office Administration Executive Council, in charge of Corporate Planning, Business Administration and Information Systems 2000 Oct. Senior Managing Director 2001 Apr. In charge of R&D Headquarters Member of Tokyo Office Administration Executive Council, in charge of Corporate Planning, Business Administration and Information Systems (Present) 2003 Jun. Director, Senior Managing Executive Officer (Present)	32,000
4	Tosei Takenaka (February 27, 1941)	1997 Jun. Vice President and Director of the Sumitomo Trust & Banking Co., Ltd. 1998 Jun. President and Director of Sumitomo Trust Securities Co., Ltd. 1999 Oct. Corporate Advisor of the Company 2001 Feb. In charge of Asian Region Operations 2001 Jun. Senior Managing Director 2003 Jun. Director, Senior Managing Director (Present) 2004 Jan. President and Representative Director of Minebea-Matsushita Motor Corporation (Present)	17,000
5	Koichi Dosho (November 4, 1949)	1973 Mar. Joined the Company 1989 Aug. President of NMB-Minebea-GmbH 1989 Dec. Director 1992 Dec. General Manager of European Region Operations (Present) 1999 Apr. Managing Director 1999 Aug. General Manger of Sales Headquarters, European & American Regional Sales Headquarters (Present) 2001 Apr. In charge of R&D Headquarters 2003 Jun. Director, Managing Executive Officer (Present)	10,000
6	Hiroharu Katogi (March 21, 1949)	1971 Apr. Joined the Company 1989 Jun. General Manager of General Administration Department 1993 Dec. Director 1999 Aug. General Manager of Business Administration Department 2003 Jun. Executive Officer 2004 Jun. Managing Executive Officer, in charge of Business Administration and Investor Relations (Present)	8,000
7	Akihiro Hirao (November 19, 1948)	1974 Apr. Joined the Company 1986 Sep. General Manager of Engineering Department of Tokyo Screw Manufacturing Unit 1986 Dec. Director 1990 Jan. General Manager of R&D Center 1997 Jun. General Manager of Omori Manufacturing Unit (Present) 2003 Jun. Executive Officer (Present)	22,000

(Translation)

8	Eiichi Kobayashi (May 25, 1948)	1964 Apr. Joined the Company 1992 Apr. General Manager of Tool & Die Department of Karuizawa Manufacturing Unit 2003 Apr. General Manager of Production Technology Center and Tool & Die Department of Karuizawa Manufacturing Unit (Present) 2003 Jun. Executive Officer (Present)	3,000
9	Chanchai Leetavorn (December 18, 1927)	1973 Oct. Minister of Commerce of Kingdom of Thailand 1979 May Deputy Minister of Finance of Kingdom of Thailand 1982 Oct. Secretary General of the Board of Investment of Kingdom of Thailand 1984 Mar. Chairman of Asia Credit Plc. (Present) 1990 Dec. Director (Present)	0
10	Takashi Matsuoka (January 17, 1964)	1996 Apr. Project Development Department of Marubeni Corporation 2001 Apr. Utility Infra Administration Department of Marubeni Corporation 2002 Apr. General Manager of Planning Section of the Keiaisha Seisakusho Co., Ltd. 2003 Apr. General Manager of Planning Department of the Keiaisha Co., Ltd. 2003 Jun. Director of Keiaisha Co., Ltd. 2004 Jun. Managing Director of Keiaisha Co., Ltd. (Present)	4,000

Notes: 1. Chanchai Leetavorn and Takashi Matsuoka are independent Directors candidates as provided in Article 188, Paragraph 2, Item (7)-2, of the Commercial Code.
2. The Company has business transactions with Keiaisha Co., Ltd., such as purchase of raw materials, etc. and leasing transactions for fixed assets.
3. The Company has business transactions with Minebea-Matsushita Motor Corporation.

Third Proposal:
Payment of Retirement Allowances to the Retiring Directors

At the conclusion of the Meeting, Directors Tsugio Yamamoto, Rikuro Obara, Kenji Senoue and Atsushi Matsuoka will retire.
We therefore propose to grant the appropriate amount of Retirement Allowance as per the Company's rules to the Retiring Directors.
It is also proposed that the specific amount of the Retirement Allowance, the timing and the method of presentation, etc., be left to the Board of Directors.

The following table gives a summary of the service record of the retiring Directors.

Name	Biographical Sketch (as of May 31, 2005)
Tsugio Yamamoto	1983 Dec. Director 1993 Dec. Managing Director 1998 Jun. Senior Managing Director 1999 Jun. President and Representative Director 2003 Jun. Representative Director, President and Chief Executive Officer (Present)
Rikuro Obara	1986 Dec. Director 1994 Dec. Managing Director, 1998 Jun. Senior Managing Director 2003 Jun. Director, Senior Managing Executive Officer (Present)
Kenji Senoue	1986 Dec. Director 1994 Dec. Managing Director 2001 Jun. Senior Managing Director 2003 Jun. Director, Senior Managing Executive Officer (Present)
Atsushi Matsuoka	1967 Nov. Director (Present)

(Translation)

ROUTE MAP

Place:	1st floor of Asama Sunday House (New Building) at 4106-282, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano Telephone: 0267-32-4022	
Access:	Shinano Line	From Miyota Station, approx. five minutes by car.
	Shinkansen bound for Nagano	From Karuizawa Station, approx. 25 minutes by car. From Sakudaira Station, approx. 20 minutes by car.



Entrance to Asama Sun Line
Mitsuya
Mitsuya-Higashi
National Road No.18
To Karuizawa
Maseguchi
Kyu Nakasendo
To Naka Karuizawa
Shinano Line
Miyota-machi municipal office
Miyota Station
Prefecture Road Saku, Karuizawa Line
Minebea Co., Ltd.
To Komoro
Entrance to Miyota Station
Miyota Co., Ltd.
The site of the Ordinary General Meeting of Shareholders, Asama Sunday House
Otaikita
To Saku

(Translation)

【Transportation from Tokyo to Shareholders Meeting】

If you travel using the following train, the person in charge will meet you at the ticket gate of JR Karuizawa Station and take you to the Shareholders Meeting by Company bus that will leave at 8:20 a.m.

Nagano Shinkansen, Asama 551 (Leaves from Track 20 of Tokyo station)

Station:	Departs Tokyo	→	Departs Takasaki	→	Arrives Karuizawa
Time:	6:52 a.m.		7:53 a.m.		8:15 a.m.

(Translation)

> The following is an English translation of the Notice of the Resolutions of the 59th Ordinary General Meeting of Shareholders of Minebea Co., Ltd.
> The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy.

June 29, 2005

To the Shareholders

4106-73, Oaza Miyota, Miyota-machi,
Kitasaku-gun, Nagano Prefecture

MINEBEA CO., LTD.
Takayuki Yamagishi
Representative Director

Notice of the Resolutions of the 59th Ordinary General Meeting of Shareholders

We are pleased to notify our shareholders that the proposed items were presented and resolved as follows at the Company's 59th Ordinary General Meeting of Shareholders (hereafter the "Meeting") held on June 29, 2005.

Matters reported:

1) The Balance Sheet as of March 31, 2005, the Business Report and the Profit-and-Loss Statement for the 59th Business Term (April 1, 2004, through March 31, 2005) were reported at the Meeting.
2) The Consolidated Balance Sheet as of March 31, 2005, the Consolidated Profit-and-Loss Statement for the 59th Business Term (April 1, 2004, through March 31, 2005), and the Audit Report on the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors were reported at the Meeting.

Matters voted on and resolved:

First proposal:
Approval of the proposed appropriation of unappropriated retained earnings for the 59th Business Term

The First proposal was approved as originally proposed, and it was resolved that the amount of the dividend would be ¥7 per share.

Second proposal:
Election of 10 Directors

With respect to this proposal, the following 10 Directors were appointed as originally proposed and have assumed office:
Messrs. Takayuki Yamagishi, Yoshihisa Kainuma, Ryusuke Mizukami, Tosei Takenaka, Koichi Dosho (all reappointed), Hiroharu Katogi, Akihiro Hirao, Eiichi Kobayashi (all newly appointed), Chanchai Leetavorn (reappointed) and Takashi Matsuoka (newly appointed)
Messrs. Chanchai Leetavorn and Takashi Matsuoka are outside directors specified in Article 188, Paragraph 2, Item (7)-2, of the Commercial Code.

Third proposal:
Payment of retirement allowances to the retiring Directors

With regard to this proposal, it was approved as originally proposed that the Company grant Messrs. Tsugio Yamamoto, Rikuro Obara, Kenji Senoue and Atsushi Matsuoka retirement allowances within an appropriate range and in accordance with the Company's regulations, and that the specific amounts of the retirement allowances as well as the timing and method of presentation, etc., be left to of the Board of Directors.

(Translation)

At the Board of Directors meeting held after the General Meeting of Shareholders, the following person was elected as Representative Director and has assumed office.

Representative Director: Takayuki Yamagishi

In addition, the following Executive Officers were elected at the meeting of the Board of Directors and have assumed office.

President and Chief Executive Officer*	Takayuki Yamagishi
Senior Managing Executive Officer*	Yoshihisa Kainuma
Senior Managing Executive Officer*	Ryusuke Mizukami
Senior Managing Executive Officer*	Tosei Takenaka
Senior Managing Executive Officer*	Koichi Dosho
Managing Executive Officer*	Hiroharu Katogi
Managing Executive Officer*	Akihiro Hirao
Managing Executive Officer*	Eiichi Kobayashi
Managing Executive Officer	Yukio Shimizu
Managing Executive Officer	Susumu Fujisawa
Managing Executive Officer	Akio Okamiya
Managing Executive Officer	Hiroyuki Yajima
Managing Executive Officer	Sakae Yashiro
Managing Executive Officer	Masayoshi Yamanaka
Managing Executive Officer	Shunji Mase
Managing Executive Officer	Hirotaka Fujita
Executive Officer	Sadahiko Oki
Executive Officer	Takuya Naka
Executive Officer	Motoyuki Niijima
Executive Officer	Kunio Shimba
Executive Officer	Junichi Mochizuki
Executive Officer	Morihiro Iijima
Executive Officer	Toshisada Koyama
Executive Officer	Mamoru Kamigaki
Executive Officer	Takashi Aiba
Executive Officer	Daishiro Konomi
Executive Officer	Tatsuo Matsuda

*Director

Payment of dividend

The dividend for the 59th business term will be paid on and after June 30, 2005. The payment may be received either by postal transfer or bank transfer.

For those who have chosen postal transfer, you may receive your dividend at a post office by submitting the enclosed "Payment by Postal Transfer Form" after affixing your seal to it.

For those who have chosen bank transfer, check the remittance of your dividend shown on the enclosed "Statement for Payment of Dividend for the 59th Business Term" and "Notice of Remittance to Your Bank Account."

FASF MEMBERSHIP

OUTLINE OF FINANCIAL RESULTS
FOR THE FIRST QUARTER OF FY2006, ENDED JUNE 30,2005

28 July, 2005

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken
Representative: Takayuki Yamagishi Representative Director, President and Chief Executive Officer
Contact: Sakae Yashiro Managing Executive Officer , Deputy Chief of Administration Headquarters
Tel. (03) 5434-8611

1. Matters concerning preparation of quarterly performance summary
   (1) Concise accounting procedures adopted: None
   (2) Changes in accounting method: Yes
   Accounting Standard for Impairment of Fixed Assets ("Opinion on setting up an accounting standard for impairment of fixed assets" (Business Accounting Council, August 9, 2002) and "Application Guideline for Accounting Standard on Impairment of Fixed Assets" (Corporate Accounting Standard Application Guideline No. 6 specified by the Corporate Accounting Standard Commission, October 31, 2003) is applied. Loss due to impairment amount is 803 million yen.
   (3) Accounting changes of scope of consolidation and application of equity method: None
      (a) Changes in consolidated subsidiaries
         Anew: None Exclusion: None
      (b) Changes of the companies subject to equity method
         Anew: None Exclusion: None

2. Business performance (April 1,2005 through June 30,2005)
   (1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2006 1st Quarter	75,690	6.1	3,010	7.4	2,163	9.1
FY2005 1st Quarter	71,324	7.3	2,802	(34.2)	1,982	(39.6)
FY2005 Annual	294,422	9.6	14,083	(22.2)	10,206	(26.0)

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share(yen)
FY2006 1st Quarter	980	370.2	2.46	—
FY2005 1st Quarter	208	(50.5)	0.52	—
FY2005 Annual	5,581	(7.3)	13.93	13.27

(Notes) 1. Income or loss on investments for the first quarter in FY2006 on the equity method totaled 6 million yen and 9 million yen in the first quarter FY2005 and13 million yen in FY2005.
2. Weighted average number of shares outstanding during the respective years (consolidation):
   399,061,265 shares at June 30,2005
   399,082,456 shares at June 30,2004
   399,074,238 shares at March 31,2005
3. The percentages of net sales, operating income, ordinary income and net income show changes from the same quarter of the previous fiscal year.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholders' equity per share (yen)
FY2006 1st Quarter	339,151	102,030	30.1	255.68
FY2005 1st Quarter	332,908	95,052	28.6	238.18
FY2005 Annual	332,217	102,088	30.7	255.82

(Notes) Number of shares outstanding at end of term (consolidation) :
   399,061,220 shares at June 30,2005
   399,082,019 shares at June 30,2004
   399,062,072 shares at March 31,2005

(3) Consolidated Cash Flows

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Cash and cash equivalents at end of period (millions of yen)
FY2006 1st Quarter	3,752	(4,232)	1,973	23,406
FY2005 1st Quarter	5,838	(4,210)	(6,073)	22,109
FY2005 Annual	27,586	(23,789)	(8,772)	21,759

3. Prospect for this fiscal year (April 1,2005 through March 31, 2006)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Net income per share (yen)
Interim	142,000	5,500	3,000	7.52
Annual	295,000	14,000	7,500	18.79

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.

In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

(Reference)

1. Operating Performance and Financial Position

(1) Operating Performance

1. Overview of the first quarter (April 1,2005 through June 30,2005)

During the first quarter of the current fiscal year, the Japanese economy recovered mildly, led by pickup in personal consumption, and increased capital investment, although it saw a slowdown of exports for capital goods due to the rise in oil and material prices, the tight-money measures adopted by China and other factors. The U.S. economy continued to grow, powered by high growth in mainly information-related capital investment, improvement of employment, and solid personal consumption, despite having risks such as housing price increases, current-account deficit, and rise in gasoline prices and others. In Europe, due to the high euro, tough employment and other factors, the situation in each country was mixed, but the total economy maintained a moderate growth. In China, exports were firm and the economy continued to maintain high growth despite a drop in import growth due to tight constraints on overheated investment. The economies in Southeast Asian countries stayed firm due to continued growth in the U.S. economy and high growth in China.

In this business climate, we strove to make our profitable basis stronger by continuing with our structural reform; further reduce costs; develop high value-added products and new technologies; and expand marketing efforts.

As a result, net sales increased 4,365 million yen (6.1%) year on year, to 75,690 million yen, operating income increased 208 million yen (7.4%) year on year, to 3,010 million yen. Ordinary income increased 180 million yen (9.1%), to 2,163 million yen, and net income also increased 771 million yen (370.2%) year on year, to 980 million yen.

As a result of implementing impairment accounting for fixed assets from the current fiscal year, we have posted an extraordinary loss of 803 million yen.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to makers of household electrical appliances, automobiles and information & telecommunications equipment stayed strong year on year owing to our vigorous sales expansion efforts. Also, sales of rod end bearings rose, mainly in the U.S. for the aerospace industry. In pivot assemblies, sales grew largely by strong demand of the HDD industry. As a result, net sales rose 2,317 million yen (8.2%) year on year to 30,573 million yen. Operating income was almost the same year on year to 5,067 million yen, due to cost reduction measures attained by increased production and productivity and other factors, despite effects from partial decrease in sales prices and rise in material prices.

Electronic devices and components business

Our core products in this business segment include information motors such as HDD spindle motors, fan motors; stepping motors, vibration motors and DC brush motors; PC keyboards; speakers; LCD back lights; and measuring instruments. Sales of PC keyboards, LCD back lights and fan motors grew substantially for PC and peripheral equipment makers. As a result, net sales increased 2,049 million yen (4.8%) year on year, to 45,116 million yen. Operating income improved 223 million yen year on year, to (2,056) million yen. This was owing to the rise in income resulting from sales growth of LCD back lights and cost reduction of HDD spindle motors, despite increased costs accompanying the production shift of PC keyboards; restructuring expenses incurred in our information motors business segment; and rise in material prices.

(b) Performance by geographical segment is as follows:

Japan

Net sales increased 612 million yen (3.3%) year on year, to 19,353 million yen. However, due to restructuring in our information motors business, operating income fell 1,167 million yen to (265) million yen.

Asia excluding Japan

This region includes Greater China region which continues high growth pulled by vigorous investment, and is an important manufacturing base for manufacturers of Japan, Europe, America and other countries. Sales mainly in the Greater China region were firm owing mainly to recovery of demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry. Profits are gradually seeing positive effects of PC keyboard production transfer in progress; cost reduction measures for HDD spindle motors; and structural reforms in our information motors business segment. As a result, net sales and operating income increased 2,741 million yen (8.2%) and 1,418 million yen (152.5%) year on year respectively, to 36,328 million yen and 2,348 million yen.

North America

Despite progress in production shift by our information & telecommunications equipment-related customers to Asia, sales of PC keyboards and other electronic devices and components were firm in this region. In addition, in ball bearings manufactured in the U.S. and rod-end bearings for sales to aviation-related and other industries, both demand and sales were brisk. As a result, net sales rose 1,471 million yen (12.1%) year on year, to 13,641 million yen, whereas operating income fell, partly due to changes in internal price setting, 344 million yen (-38.7%) to 546 million yen.

Europe

Sales of ball bearings, rod-end bearings and other products were firm as moderate económic growth was seen in this region. But due to low sales of electronic devices, net sales fell 460 million yen (-6.7%) year on year, to 6,366 million yen, while operating income rose 302 million yen (387.2%), to 380 million yen.

2. Outlook for the current fiscal year

The world economy may be threatened by another rise in oil prices, China's foreign currency policy after the revaluation of the Chinese Yuan and its tight monetary policy, and other economic factors. However, due mainly to continuation of high economic growth in China, and personal consumption supported by income increases from more jobs and self-sustaining growth expected in the U.S., we expect that the world economy will continue to stay on a well-balance growth path.

An organizational change effective July 1, 2005 has been carried out. We will integrate our two separated Manufacturing and Sales Headquarters into Business Units, and at the same time, establish headquarters that will indirectly support the Business Units. With the new Business Units and Headquarters, we will resolutely carry out decisive structural reforms, reinforce R&D and promote management with a clear vision in order to improve profitability.

(a) Outlook by business segment for the current fiscal year is as follows:

Machined components business

We will continue to aggressively expand sales of mainstay ball bearings in firm demand to makers of household electrical appliances, information & telecommunications equipment, and automobiles. Through this sales expansion, we are aiming to improve business performance. In addition, in rod-end bearings, we can expect benefits from the strong aircraft market, particularly in Europe and the U.S. In pivot assemblies, we expect that sales will be steady.

Electronic devices and components business

We expect that the structural reform measures for information motors, although gradually, will begin to yield results. We also will begin to supply cost-competitive, mass productive new products to the markets in the second half of the year. In the area of PC keyboards, we will complete production shift except for several items from Thailand to Shanghai by the end of September 2005 and promote the arrangement of a cost competitive, mass production system. In the other electronic devices and components business of LCD back lights and measuring instruments, we expect that sales will be strong.

(b) Outlook by geographical segment for the current fiscal year is as follows:

Japan

We expect that both sales and profits will continue to be in a harsh operating environment, as many of our customers are shifting production from their plants in Japan to those in other Asian countries, including China.

Asia excluding Japan

This region offers the largest market for our products. Taking full advantage of having our key manufacturing bases right in this largest market area, we strongly aim to improve performance.

North America

In U.S. manufactured rod-end bearings and other principal products, we continue to receive strong orders from aerospace and other industries. Combined with import products such as PC keyboards, ball bearings, motors and other products that we are manufacturing in Asia, we expect that these strong orders will continue to post firm sales.

Europe

The European economy continues to grow moderately. Sales and profits are expected to move as we witnessed for the current fiscal quarter.

(2) Financial Position in the First Quarter of the Current Fiscal Year (April 1,2005 through June 30,2005)

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued

to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the current fiscal year totaled 23,406 million yen, up 1,296 million yen (5.9%) year on year.

Cash flows from various business activities during the current quarter and relevant factors are as follows:

Operating activities: Due mainly to 830 million yen of income before income taxes, 5,766 million yen of depreciation charges, the rise in accounts receivable and inventories, and the payment of income taxes, net cash flow from operating activities dropped 2,085 million yen (-35.7%) compared with the end of the same quarter of previous fiscal year, to 3,752 million yen.

Investing activities: Despite the year-on-year decrease of expenditure for purchase of property, plant and equipment to 4,317 million yen, net cash outflow from investing activities rose 21 million yen (0.5%) year on year, to 4,232 million yen.

Financing activities: Due to the rise in short-term debt 4,174 million yen, dividend payment 2,793 million yen, and others, net cash flow from financing activities rose 8,046 million yen year on year, to 1,973 million yen.

2. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	As of June 30,2005		As of June 30,2004		Increase or (decrease) (2005– 2004)		As of March 31,2005	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
ASSETS								
Current assets	156,708	46.2	151,302	45.5	5,406	3.6	147,295	44.3
Cash and cash equivalents	23,406		22,109		1,296		21,759	
Notes and accounts receivable	66,308		61,013		5,295		62,610	
Inventories	48,004		47,313		691		46,963	
Deferred tax assets	5,450		6,855		(1,404)		5,123	
Others	13,836		14,331		(494)		11,125	
Allowance for doubtful receivables	(298)		(321)		23		(287)	
Fixed assets	182,343	53.8	181,500	54.5	843	0.5	184,808	55.7
Tangible fixed assets	153,744		155,233		(1,489)		156,521	
Building and structure	97,200		94,452		2,748		97,222	
Machinery and transportation equipment	201,846		192,725		9,121		202,364	
Tools, furniture and fixtures	50,786		51,797		(1,011)		50,737	
Land	14,335		16,262		(1,926)		15,086	
Construction in progress	1,516		1,623		(107)		1,228	
Accumulated depreciation	(211,942)		(201,628)		(10,314)		(210,118)	
Intangible fixed assets	13,869		12,141		1,728		14,113	
Consolidation adjustments	10,224		11,218		(994)		10,353	
Others	3,645		922		2,722		3,760	
Investment and other assets	14,729		14,125		604		14,174	
Investment in securities	6,294		7,313		(1,019)		6,308	
Long-term loans receivable	37		94		(57)		35	
Deferred tax assets	6,559		4,959		1,599		6,016	
Others	1,894		1,900		(5)		1,870	
Allowance for doubtful receivables	(55)		(143)		87		(56)	
Deferred charges	99	0.0	105	0.0	(6)	(6.0)	112	0.0
Total assets	339,151	100.0	332,908	100.0	6,243	1.9	332,217	100.0

	June 2005	June 2004	March 2005
(Note) Treasury stock	106,475 shares	85,676 shares	105,623 shares

	As of June 30,2005		As of June 30,2004		Increase or (decrease) (2005– 2004)		As of March 31,2005	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
LIABILITIES								
Current liabilities	148,337	43.7	179,578	53.9	(31,240)	(17.4)	141,449	42.6
Notes and accounts payable	28,695		27,587		1,108		25,901	
Short-term loans payable	85,813		75,448		10,364		81,256	
Commercial paper	–		4,000		(4,000)		–	
Current portion of long-term loans payable	1,878		6,428		(4,549)		1,855	
Current portion of bonds	–		10,000		(10,000)		–	
Current portion of convertible bonds	–		27,080		(27,080)		–	
Current portion of bonds with warrant	4,000		–		4,000		4,000	
Accrued income taxes	2,144		3,263		(1,119)		2,344	
Accrued bonuses	2,806		2,909		(102)		3,247	
Reserve for environmental preservation expense	807		975		(168)		794	
Others	22,190		21,884		306		22,050	
Long-term liabilities	86,642	25.6	52,935	15.9	33,707	63.7	86,144	25.9
Bonds	38,000		28,000		10,000		38,000	
Bonds with warrant	–		4,000		(4,000)		–	
Long-term loans payable	47,987		19,861		28,125		47,340	
Allowance for retirement benefits	142		758		(615)		305	
Allowance for retirement benefits to executive officers	57		28		29		49	
Others	455		287		168		448	
Total liabilities	234,980	69.3	232,513	69.8	2,466	1.1	227,594	68.5
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,140	0.6	5,342	1.6	(3,201)	(59.9)	2,534	0.8
SHAREHOLDERS' EQUITY								
Common stock	68,258	20.1	68,258	20.5	–	–	68,258	20.5
Additional paid-in capital	94,756	27.9	94,756	28.5	(0)	(0.0)	94,756	28.5
Retained earnings	6,499	1.9	2,964	0.9	3,535	119.3	5,519	1.7
Difference on revaluation of other marketable securities	1,562	0.5	1,758	0.5	(196)	(11.2)	1,575	0.5
Foreign currency translation adjustments	(68,991)	(20.3)	(72,639)	(21.8)	3,647	(5.0)	(67,965)	(20.5)
Treasury stock	(56)	(0.0)	(47)	(0.0)	(9)	19.2	(56)	(0.0)
Total shareholders' equity	102,030	30.1	95,052	28.6	6,978	7.3	102,088	30.7
TOTAL LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY	339,151	100.0	332,908	100.0	6,243	1.9	332,217	100.0

(2) Consolidated Statements of Income

	1st Quarter ended June 30,2005		1st Quarter ended June 30,2004		Increase or (decrease) (2005– 2004)		Year ended March 31,2005	
	Millions of Yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
Net sales	75,690	100.0	71,324	100.0	4,365	6.1	294,422	100.0
Cost of sales	60,458	79.9	56,663	79.4	3,795	6.7	232,019	78.8
Gross profit	15,231	20.1	14,661	20.6	570	3.9	62,403	21.2
Selling, general and administrative expenses	12,221	16.1	11,858	16.7	362	3.1	48,319	16.4
Operating income	3,010	4.0	2,802	3.9	208	7.4	14,083	4.8
Other income	494	0.7	484	0.7	10	2.1	1,551	0.5
Interest income	43		30		12		145	
Dividends income	50		35		15		37	
Equity income of affiliates	6		9		(3)		13	
Others	393		408		(15)		1,354	
Other Expenses	1,341	1.8	1,303	1.8	37	2.9	5,427	1.8
Interest expenses	1,019		747		271		3,361	
Foreign currency exchange loss	12		204		(191)		755	
Others	308		351		(42)		1,311	
Ordinary income	2,163	2.9	1,982	2.8	180	9.1	10,206	3.5
Extraordinary income	10	0.0	228	0.3	(218)	(95.6)	404	0.1
Gain on sales of fixed assets	9		199		(190)		301	
Gain on sales of investment securities	0		—		0		—	
Reversal of allowance for doubtful receivables	—		28		(28)		102	
Extraordinary loss	1,343	1.8	273	0.4	1,069	390.6	2,832	1.0
Loss on sales of fixed assets	5		5		(0)		565	
Loss on disposal of fixed assets	75		115		(39)		453	
Impairment loss	803		—		803		—	
Loss on sales of investments securities	0		—		0		0	
Loss on revaluation of investments securities	—		—		—		619	
Loss on liquidation of affiliates	—		—		—		270	
Loss for after-care of products	—		—		—		270	
Retirement benefits expense	—		152		(152)		609	
Retirement benefits to directors and corporate auditors	458		—		458		42	
Income before income taxes and minority interests	830	1.1	1,937	2.7	(1,106)	(57.1)	7,778	2.6
Income taxes								
Current (including enterprise tax)	1,222		1,571		(349)		5,943	
Adjustment of income taxes	(937)		500		(1,437)		(430)	
Total income taxes	285	0.4	2,071	2.9	(1,786)	(86.2)	5,513	1.8
Minority interests in earnings of consolidated subsidiaries	(435)	(0.6)	(342)	(0.5)	(92)	26.9	(3,316)	(1.1)
Net income	980	1.3	208	0.3	771	370.2	5,581	1.9

(3) Consolidated Statements of Retained Surplus

	1st Quarter ended June 30,2005	1st Quarter ended June 30,2004	Increase or (decrease) (2005– 2004)	Year ended March 31,2005
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS				
Additional paid-in capital at beginning of period	94,756	94,756	—	94,756
Gain on disposal of treasury stock	—	0	(0)	—
Additional paid-in capital at end of period	94,756	94,756	(0)	94,756
RETAINED EARNINGS				
Retained earnings at beginning of period	5,519	2,755	2,763	2,755
Increase of retained earnings	980	208	771	5,581
Net income	980	208	771	5,581
Decrease of retained earnings	0	—	0	2,817
Cash dividends	—	—	—	2,793
Bonus to directors	—	—	—	23
Loss on disposal of treasury stock	0	—	0	0
Retained earnings at end of period	6,499	2,964	3,535	5,519

(4) Consolidated Statements of Cash Flows (Amount: millions of yen)

	1st Quarter ended June 30,2005	1st Quarter ended June 30,2004	Increase or (decrease) 2005-2004	Year ended March 31,2005
1.Cash Flows from Operating Activities:				
Income before income taxes and minority interests	830	1,937	(1,106)	7,778
Depreciation and amortization	5,766	5,572	193	22,462
Impairment loss	803	—	803	—
Amortization of consolidation adjustments	265	270	(5)	1,083
Equity income of affiliates	(6)	(9)	3	(13)
Interest and dividend income	(94)	(66)	(28)	(182)
Interest expense	1,019	747	271	3,361
(Gain) loss on sales of fixed assets	(4)	(193)	189	264
Loss on disposal of fixed assets	75	115	(39)	453
Decrease in reserve for losses on after-care of products	—	(33)	33	(210)
(Gain) loss on sales of investments securities	(0)	—	(0)	0
Loss on revaluation of investments securities	—	—	—	619
(Increase) decrease in notes and accounts receivable	(2,999)	212	(3,211)	(1,020)
Increase in inventories	(763)	(2,543)	1,780	(1,597)
Increase in notes and accounts payable	2,834	3,441	(606)	1,283
Increase (decrease) of allowance for doubtful receivables	7	(95)	103	(221)
Increase (decrease) in accrued bonuses	(434)	(309)	(124)	41
Increase (decrease) of reserve for environmental preservation expenses	12	(13)	26	(194)
Increase (decrease) in retirement allowance	(187)	130	(317)	(331)
Increase of allowance for retirement benefits to executive officers	7	5	1	27
Payment of bonus to directors and corporate auditors	(23)	—	(23)	—
Others	(1,435)	(2,215)	779	1,537
Sub-total	5,674	6,952	(1,277)	35,142
Interest and dividends received	57	29	27	183
Interest paid	(866)	(535)	(330)	(3,388)
Income tax paid	(1,113)	(608)	(504)	(4,351)
Net cash provided by operating activities	3,752	5,838	(2,085)	27,586
2.Cash Flows from Investing Activities:				
Purchase of tangible fixed assets	(4,317)	(4,988)	671	(23,060)
Proceeds from sales of tangible fixed assets	175	873	(698)	2,173
Purchase of intangible fixed assets	(69)	—	(69)	(3,059)
Purchase of investment in securities	(0)	(37)	37	(37)
Proceeds from sales of investment in securities	0	—	0	3
Increase in cash and cash equivalents due to inclusion in consolidation	—	—	—	71
Long term loans receivables	(4)	(63)	58	(67)
Recovery of long term loans receivables	2	20	(17)	164
Others	(18)	(15)	(3)	22
Net cash used in investing activities	(4,232)	(4,210)	(21)	(23,789)
3.Cash Flows from Financing Activities:				
Increase (decrease) in short-term loans payable	4,174	(3,286)	7,460	2,306
Decrease in the amount in commercial paper	—	—	—	(4,000)
Proceeds from long term lorns	592	—	592	29,324
Repayment of long term loans	—	—	—	(6,459)
Proceeds from issuance of bonds	—	—	—	10,000
Payment for redemption of bonds	—	—	—	(10,000)
Payment for redemption of convertible bonds	—	—	—	(27,080)
Purchase of treasury stock	(0)	(0)	0	(9)
Cash dividends paid	(2,793)	(2,793)	0	(2,793)
Cash dividends paid to minority shareholders	—	—	—	(16)
Others	—	6	(6)	(43)
Net cash used in financing activities	1,973	(6,073)	8,046	(8,772)
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	153	179	(26)	358
5.Net Increase (decrease) in Cash and Cash Equivalents	1,646	(4,266)	5,912	(4,616)
6.Cash and Cash Equivalents at Beginning of Period	21,759	24,780	(3,020)	24,780
7.Increase in Cash and Cash Equivalents due to Establishment of a Joint Venture	—	1,596	(1,596)	1,596
8.Cash and Cash Equivalents at End of Period	23,406	22,109	1,296	21,759

3. Segment Information

(1) Business segments

(Amount: millions of yen)

	FY2006 1st Quarter (April 1, 2005 through June 30, 2005)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	30,573	45,116	75,690	–	75,690
(2) Sales to other segment	685	400	1,085	(1,085)	–
Total	31,258	45,517	76,775	(1,085)	75,690
Operating expense	26,191	47,573	73,765	(1,085)	72,679
Operating income (loss)	5,067	(2,056)	3,010	–	3,010
2. Assets, depreciation and capital expenditure					
Assets	191,534	215,721	407,255	(68,104)	339,151
Depreciation	2,677	3,088	5,766	–	5,766
Capital expenditure	1,822	2,564	4,387	–	4,387

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business................Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business...........................Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2005 1st Quarter (April 1, 2004 through June 30, 2004)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	28,256	43,067	71,324	–	71,324
(2) Sales to other segment	566	(0)	566	(566)	–
Total	28,823	43,067	71,890	(566)	71,324
Operating expense	23,740	45,347	69,088	(566)	68,522
Operating income (loss)	5,082	(2,279)	2,802	–	2,802
2. Assets, depreciation and capital expenditure					
Assets	189,668	220,520	410,188	(77,279)	332,908
Depreciation	2,605	2,966	5,572	–	5,572
Capital expenditure	1,629	10,713	12,343	–	12,343

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business................Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business............................Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2005 (Annual) (April 1,2004 through March 31, 2005)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income Total sales					
(1) Sales to customers	116,105	178,317	294,422	–	294,422
(2) Sales to other segment	2,194	389	2,584	(2,584)	–
Total	118,299	178,707	297,006	(2,584)	294,422
Operating expense	96,727	186,196	282,923	(2,584)	280,339
Operating income (loss)	21,572	(7,489)	14,083	–	14,083
2. Assets, depreciation and capital expenditure Assets	194,180	214,142	408,322	(76,105)	332,217
Depreciation	10,401	12,061	22,462	–	22,462
Capital expenditure	11,400	22,756	34,157	–	34,157

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business.................Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business............................Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(2) Geographical segments

(Amount: millions of yen)

	FY2006 1st Quarter (April 1, 2005 through June 30, 2005)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	19,353	36,328	13,641	6,366	75,690	—	75,690
(2) Sales to other segment	38,994	38,431	376	917	78,720	(78,720)	—
Total	58,348	74,760	14,018	7,283	154,410	(78,720)	75,690
Operating expense	58,613	72,411	13,471	6,903	151,400	(78,720)	72,679
Operating income (loss)	(265)	2,348	546	380	3,010	—	3,010
2. Assets	169,025	228,716	34,601	17,806	450,149	(110,997)	339,151

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.

North America............................United States

Europe...United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2005 1st Quarter (April 1, 2004 through June 30, 2004)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	18,741	33,587	12,170	6,826	71,324	—	71,324
(2) Sales to other segment	39,823	38,048	333	213	78,419	(78,419)	—
Total	58,564	71,636	12,503	7,039	149,743	(78,419)	71,324
Operating expense	57,662	70,705	11,612	6,960	146,941	(78,419)	68,522
Operating income	902	930	890	78	2,802	—	2,802
2. Assets	171,870	227,273	33,511	20,148	452,805	(119,896)	332,908

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.

North and South America..........United States, Mexico

Europe...United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2005 (Annual) (April 1,2004 through March 31, 2005)						
	Japan	Asia (excluding Japan)	North America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	76,660	137,424	52,389	27,947	294,422	—	294,422
(2) Sales to other segment	162,763	155,447	1,422	1,025	320,659	(320,659)	—
Total	239,424	292,871	53,812	28,973	615,081	(320,659)	294,422
Operating expense	236,671	287,001	49,302	28,022	600,998	(320,659)	280,339
Operating income	2,752	5,870	4,510	950	14,083	—	14,083
2. Assets	169,239	223,995	32,442	20,300	445,977	(113,760)	332,217

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.

North America............................United States

Europe...United Kingdom, Germany, France, Italy

(3) Overseas sales

(Amount: millions of yen)

	FY2006 1st Quarter (April 1, 2005 through June 30, 2005)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	37,432	11,193	7,321	55,947
2. Total sales				75,690
3. Overseas sales on total sales	49.4%	14.8%	9.7%	73.9%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)................Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America...........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2005 1st Quarter (April 1, 2004 through June 30, 2004)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	33,759	10,974	7,212	51,946
2. Total sales				71,324
3. Overseas sales on total sales	47.3%	15.4%	10.1%	72.8%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2005 (Annual) (April 1, 2004 through March 31, 2005)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	140,229	46,012	29,505	215,747
2. Total sales				294,422
3. Overseas sales on total sales	47.6%	15.6%	10.0%	73.3%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe..United Kingdom, Germany, France, Italy, Netherlands, etc.

4. Marketable Securities

(1) Other marketable securities

(Amount: millions of yen)

Classification	FY2006 (1st Quarter)			FY2005 (1st Quarter)			FY2005 (Annual)		
	Book value	Market price	Gain or (Loss)	Book value	Market Price	Gain or (Loss)	Book Value	Market price	Gain or (Loss)
Other Marketable Securities with Market Value									
Stock	3,105	5,666	2,561	3,108	5,991	2,883	3,105	5,687	2,582
Total	3,105	5,666	2,561	3,108	5,991	2,883	3,105	5,687	2,582

(2) Main securities without market value

(Amount: millions of yen)

Classification	FY2006 (1st Quarter)	FY2005 (1st Quarter)	FY2005 (Annual)
Other marketable securities	474	1,094	475
Total	474	1,094	475

(Note) Non-listed stock (except for stock at over the counter)

5. Amounts of Production, Orders Received, Sales

(1) Production

(Amount: millions of yen)

Business segments	FY2006 (1st Quarter)	FY2005 (1st Quarter)	FY2005 (Annual)
Machined components business	32,013	27,999	118,382
Electronic devices and components business	41,911	43,683	173,910
Total	73,924	71,682	292,292

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

(2) Orders received

(Amount: millions of yen)

Business segments	FY2006 (1st Quarter)		FY2005 (1st Quarter)		FY2005 (Annual)	
	Orders received	Order Backlog	Orders received	Order backlog	Orders received	Order backlog
Machined components business	31,906	39,890	30,478	36,896	119,988	38,557
Electronic devices and components business	49,431	26,861	49,374	28,757	178,413	22,546
Total	81,338	66,751	79,852	65,653	298,401	61,103

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

(3) Sales

(Amount: millions of yen)

Business segments	FY2006 (1st Quarter)	FY2005 (1st Quarter)	FY2005 (Annual)
Machined components business	30,573	28,256	116,105
Electronic devices and components business	45,116	43,067	178,317
Total	75,690	71,324	294,422

(Note) Amounts are provided after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

July 28, 2005
Minebea Co., Ltd.

Supplementary Financial Data
for the First Quarter of Fiscal Year ending March 31, 2006

1. Consolidated Results of Operations

	Fiscal year ended Mar. 05					FY ending Mar. 06	%Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	Q/Q*1	Y/Y*2
Net sales	71,324	75,427	75,180	72,491	294,422	**75,690**	+4.4%	+6.1%
Operating income	2,802	2,666	4,165	* 4,450	14,083	**3,010**	** -32.4%	+7.4%
Ordinary income	1,982	1,903	2,950	3,371	10,206	**2,163**	-35.8%	+9.1%
Income before income taxes	1,937	1,454	2,445	1,942	7,778	**830**	-57.3%	-57.1%
Net income	208	887	1,575	2,911	5,581	**980**	-66.3%	+370.2%
Net income per share (yen)	0.52	2.22	3.95	7.24	13.93	**2.46**	-66.0%	+373.1%

* Operating income in 4Q of the last fiscal year includes reversion of royalty payment of approx. 0.8 billion yen. ** -18.1% qoq.

2. Consolidated Sales and Operating Income by Division

	Fiscal year ended Mar. 05					FY ending Mar. 06	%Change	
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q	Q/Q*1	Y/Y*2
Machined components	28,256	29,094	28,927	29,828	116,105	**30,573**	+2.5%	+8.2%
Bearing related products	24,247	24,906	24,491	24,574	98,218	**25,982**	+5.7%	+7.2%
Other machined components	4,009	4,188	4,436	5,254	17,887	**4,591**	-12.6%	+14.5%
Electronic devices and components	43,067	46,333	46,254	42,663	178,317	**45,116**	+5.7%	+4.8%
Rotary components	26,852	27,209	27,350	25,339	106,750	**26,443**	+4.4%	-1.5%
Other electronic devices	16,216	19,124	18,903	17,323	71,566	**18,673**	+7.8%	+15.2%
Total sales	71,324	75,427	75,180	72,491	294,422	**75,690**	+4.4%	+6.1%
Machined components	5,082	5,396	5,952	5,142	21,572	**5,067**	-1.5%	-0.3%
Electronic devices and components	-2,279	-2,731	-1,786	-693	-7,489	**-2,056**	-	-
Total operating income	2,802	2,666	4,165	4,450	14,083	**3,010**	-32.4%	+7.4%

*1 1Q % change Q/Q: 1Q in comparison with 4Q of the previous year.
*2 1Q % change Y/Y: 1Q in comparison with 1Q of the previous fiscal year.

3. Capital Expenditure, Depreciation, Research and Development Costs

	Fiscal year ended Mar. 05					FY ending Mar. 06
(Millions of yen)	1Q	2Q	3Q	4Q	Full year	1Q
Capital expenditure	* 4,988	* 6,341	7,011	4,720	* 23,060	**4,317**
Depreciation (Including intangible fixed assets)	5,572	5,800	5,649	5,441	22,462	**5,766**
Research and development costs	2,551	2,455	2,535	2,471	10,012	**2,358**

* Does not include 8,018 million yen in tangible fixed assets, which was taken over from Matsushita Electric Industrial Co., Ltd. as a result of establishment of Minebea-Matsushita Motor Corporation.

4. Exchange Rates

		Fiscal year ended Mar. 05					FY ending Mar. 06
	(Yen)	1Q	2Q	3Q	4Q	Full year	1Q
US$	PL	108.71	110.14	106.80	104.19	107.46	**107.28**
	BS	108.43	111.05	104.21	107.39	107.39	**110.62**
EURO	PL	131.75	132.88	136.43	138.53	134.90	**136.99**
	BS	131.06	137.04	141.61	138.87	138.87	**133.63**
S'PORE$	PL	64.12	64.15	64.14	63.74	64.04	**64.92**
	BS	63.21	65.69	63.55	65.19	65.19	**65.58**
THAI BAHT	PL	2.71	2.66	2.62	2.70	2.67	**2.70**
	BS	2.65	2.67	2.67	2.73	2.73	**2.67**
RMB	PL	13.14	13.30	12.89	12.59	12.98	**12.94**
	BS	13.08	13.41	12.53	12.99	12.99	**13.34**

59th Business Term Business Report

Minebea

Minebea Co., Ltd.

April 1, 2004 ▶ March 31, 2005

Local Code No.6479

As the 59th Business Term (April 1, 2004 - March 31, 2005) has ended, we would like to report our business summary.

☐ Overview of the year

During the current consolidated fiscal year, the Japanese economy was threatened by the rise in oil and material prices, inventory adjustments in the electronic components industry, the significant decrease in public investment, the tight-money measures adopted by China and other factors. However, it stayed firm, led by pickup in personal consumption, and improved corporate earnings and increased capital investment reflecting economic recovery in the U.S. and Asia. The U.S. economy was also threatened by the rise in oil prices, but continued to grow, powered by high growth in capital investment and solid personal consumption. In Europe, despite the high euro, tough employment and other factors, the economy grew moderately. In China, the economy continued to maintain high growth despite tight constraints on overheated investment. The economies in Southeast Asian countries performed well due to continued growth in the U.S. economy and high growth in China.

In this business climate, we strove to make our profitable basis stronger by continuing with our structural reform; further reduce costs; develop high value-added products and new technologies; and expand marketing efforts.

As a result, although net sales increased 25,848 million yen (9.6%) year on year, to 294,422 million yen, operating income fell 4,021 million yen (-22.2%) year on year, to 14,083 million yen. Ordinary income decreased 3,593 million yen (-26.0%), to 10,206 million yen, and net income also fell 438 million yen (-7.3%) year on year, to 5,581 million yen.

☐ Outlook for the next fiscal year

The world economy may be threatened by another rise in oil prices, a decline in China's economic growth caused by its tight monetary policy, its impact on East Asian countries and other economic factors. However, due mainly to continuation of high economic growth in China, and personal consumption supported by income increases from more jobs and self-sustaining growth expected in the U.S., we expect that the world economy will continue to stay on a well-balance growth path. We will introduce accounting for the impairment of fixed assets in the next fiscal year.

Outlook by business segment for the full year is as follows:

◇ Machined components business

We will continue to aggressively expand sales of mainstay ball bearings in firm demand to makers of household


■ Net Sales
(Unit: millions of yen)
Non-Consolidated
Consolidated
300,000
250,000
200,000
150,000
100,000
50,000
0
FY2003
FY2004
FY2005


■ Operating Income
(Unit: millions of yen)
Non-Consolidated
Consolidated
25,000
20,000
15,000
10,000
5,000
0
FY2003
FY2004
FY2005


■ Ordinary Income
(Unit: millions of yen)
Non-Consolidated
Consolidated
20,000
15,000
10,000
5,000
0
FY2003
FY2004
FY2005

electrical appliances, information & telecommunications equipment, and automobiles. Through this sales expansion, we can expect further cost cuts resulting from economies of mass production, thereby aiming to market, particularly in Europe and the U.S. In pivot assemblies, we expect that sales will be steady.

◇ **Electronic devices and components business**

We expect that the structural reform measures for information motors, although gradually, will begin to yield results. We also can expect improved spindle motor results for the second half of the year by beginning to supply new products such as cost-competitive, mass-productive ROF-type to the markets. In the area of PC keyboards, we will be ready for cost-competitive mass production to overcome intensified price competition—with production shift from Thailand to end in the first half of the year. In the other electronic devices and components business of LC back lights and measuring instruments, we expect that sales will be strong.

We intend to enhance and further expand our manufacturing and sales, and improve our business results.
We look forward to your continuous support and guidance.





Takayuki Yamagishi
Representative Director
June 2005

■ **Net Income**


(Unit: millions of yen)
Non-Consolidated
Consolidated
8,000
6,000
4,000
2,000
0
-2,000
-4,000
FY2003
FY2004
FY2005

■ **Total Assets**


(Unit: millions of yen)
Non-Consolidated
Consolidated
400,000
300,000
200,000
100,000
0
FY2003
FY2004
FY2005

■ **Shareholders' Equity**


(Unit: millions of yen)
Non-Consolidated
Consolidated
200,000
150,000
100,000
50,000
0
FY2003
FY2004
FY2005

Performance by Business Segment (on a Consolidated Basis)

Machined Components Business

☐ Continued efforts to raise monthly production and sales of miniature and small-sized ball bearings to 180 million pieces and promoted ball bearing shipments and cost reduction. Increased shipments of pivot assemblies for use in small-sized HDDs.
☐ Strong sales of mainstay products pushed up operating income. Operating margin improved.

Net sales in this business segment increased 4,413 million yen (4.0%) from the previous fiscal year to 116,105 million yen. Sales of all of our mainstay products increased, owing to steady economic growth and strong capital investment both at home and abroad during the first half, and brisk demand for information & telecommunications equipment, though partly offset by negative translation effect of yen appreciation on overseas sales. In the area of miniature and small-sized ball bearings, we continued efforts toward monthly production and sales of 180 million pieces based mainly on our pursuit of expanded scale of operation and increased cost competitiveness. As a result, shipments increased primarily for cooling fan motors for PCs, for office automation equipment and for automobile applications.

Demand for rod-end and spherical bearings from the aerospace industry – major customer base for this product segment – began to recover particularly in the U.S. As to pivot assemblies, shipments increased on the back of growth in demand. Demand grew significantly for pivot assemblies for use in 1.8-inch and 1-inch HDDs, our market share of which exceeded 90%.

Operating income from machined component business rose 2,067 million yen (10.6%) from the previous fiscal year to 21,572 million yen, and accounted for 18.6%(*) of net sales, up 1.1 percentage points from the previous fiscal year. Despite negative effects of the declined unit selling prices, increased shipments and reduced manufacturing costs of ball bearings, coupled with the pickup in shipments of rod-end and spherical bearings, and improvement in the profitability of pivot assemblies pushed up earnings in this business segment.

■ Changes in Net Sales and Operating Income (Industry)



Electronic Devices and Components Business
Machined Components Business
Net Sales
(Unit: millions of yen)
Operating Income
(Unit: millions of yen)
300,000
250,000
200,000 40,000
150,000 30,000
100,000 20,000
50,000 10,000
0 0
-10,000
154,084
118,117
832
18,519
156,881
111,692
19,505
-1,400
178,317
116,105
21,572
-7,489
Net Sales
Operating Income
FY2003
FY2004
FY2005

Electronic Devices and Components Business

☐ Net sales rose, owing to the launch of joint venture Minebea-Matsushita Motor Corporation ("MMMC"), expansion of business of LED back light assemblies for LCDs, and increased order intake of PC keyboards.
☐ Profitability significantly deteriorated because of poor business results of the HDD spindle motor business, joint venture MMMC, and the keyboards business.

Net sales in this business segment rose 21,436 million yen (13.7%) from the last fiscal year to 178,317 million yen. Amid a brisk demand for PCs and other information & telecommunications equipment and for household electrical appliances, we strove for new products launch and sales expansion and increased net sales of our mainstay products, though partly offset by negative translation effect of yen appreciation on overseas sales. The launch of MMMC expanded a product range of fan motors and stepping motors and brought a new addition of vibration motors and DC brush motors to our product line.

In the lighting devices business that centers on LED backlight assemblies for LCDs, though adversely affected by demand adjustments in the cellular phone market, we enjoyed growth in sales owing to timely product development. With a brisk demand for car sensors, the measuring instruments business showed a substantial increase in net sales.

In the keyboard business, we enjoyed expanded customer base and increased order intake of keyboards for notebook type PCs. On the other hand, the HDD spindle motor business suffered a considerable decrease in revenue. This is attributable mainly to delays in the development of new products and decreased market share resulting from product mix.

Operating loss from the electronic devices and components business was 7,489 million yen, an increase of loss by 6,089 million yen from the last fiscal year, and accounted for negative 4.2% of net sales(*), down 3.3 percentage points from the last fiscal year. The contributing factor is the deteriorated profitability of the HDD spindle motor business, joint venture MMMC, and the keyboard business.

The HDD spindle motor business suffered a large loss, due to the increase in the burden of fixed costs caused by the decline in production and shipments. As for the joint venture MMMC, business results fell far short of projection. This is attributable to a sharp drop in unit selling prices of and demand for transferred products, and an increase in business integration expenses. In the keyboard business, we made efforts to establish stable production system and to improve productivity. However, an increase in expenses incurred for production shift from Thailand to China, a steep rise in the price of raw material, resin, and a burden inflicted on us by a soaring demand received at the time of production shift to China resulted in a delay in profitability improvement for the keyboard business.

(*) Operating margin is calculated using sales to external customers.

Performance by Geographical Segment (on a Consolidated Basis)

■ Japan

Owing to the addition of information motors such as vibration motors and DC brush motors resulting from the launch of Minebea-Matsushita Motor Corporation, net sales increased 7,900 million yen (11.5%) year on year, to 76,660 million yen. However, due to increased operating expenses in our information motors business segment and other business factors, operating income fell 2,131 million yen (-43.6%) year on year, to 2,752 million yen.



(Unit: millions of yen)
• Net Sales in Japan
150,000
120,000
90,000
60,000
30,000
0
72,754
68,760
76,660
FY2003
FY2004
FY2005
26.0%
Percentage of net sales
19.5%
Percentage of operating income

■ Asia excluding Japan

This region is an important manufacturing base for manufacturers of Japan, Europe, America and other countries. Sales were firm owing mainly to recovery of demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry, although adversely affected by inventory adjustments in HDD-related industries. On the other hand, however, profits were in a harsh operating environment, mainly due to the rise in the burden of fixed costs caused by the fall in the production of HDD spindle motors; and increased expenses incurred by structural reforms in our information motors business segment and PC keyboard production transfer. As a result, net sales rose 16,353 million yen (13.5%) year on year, to 137,424 million yen, whereas operating income fell 4,893 million yen (-45.5%), to 5,870 million yen.



(Unit: millions of yen)
• Net Sales in Asia (Excluding Japan)
200,000
160,000
120,000
80,000
40,000
0
107,789
121,071
137,424
FY2003
FY2004
FY2005
46.7%
Percentage of net sales
41.7%
Percentage of operating income

■ North America

Despite progress in production shift by our information & telecommunications equipment-related customers to Asia, sales of PC keyboards and other electronic devices and components were firm in this region. In addition, in ball bearings manufactured in the U.S. and rod-end bearings for sales to aviation-related and other industries, both demand and sales were brisk. As a result, net sales and operating income increased 3,663 million yen (7.5%) and 2,426 million yen (116.4%) year on year respectively, to 52,389 million yen and 4,510 million yen.



(Unit: millions of yen)
• Net Sales in North America
150,000
120,000
90,000
60,000
30,000
0
58,997
48,726
52,389
FY2003
FY2004
FY2005
17.8%
Percentage of net sales
32.0%
Percentage of operating income

■ Europe

Sales of ball bearings, rod-end bearings and other products were firm as moderate economic growth was seen in this region. But due to low sales of PC keyboards and other electronic devices, net sales fell 2,068 million yen (-6.9%) year on year, to 27,947 million yen, while operating income rose 576 million yen (154.0%), to 950 million yen.



(Unit: millions of yen)
• Net Sales in Europe
150,000
120,000
90,000
60,000
30,000
0
32,660
30,015
27,947
FY2003
FY2004
FY2005
9.5%
Percentage of net sales
6.8%
Percentage of operating income

Display-Peripheral Component Business

With our focus on high-value added products and our plans for business expansion, Display-Peripheral Component Business is set to become our mainstay business.

Our display peripheral component business has two main products: LED backlights for LCDs (uses LEDs – light emitting diodes – as source of light) and CCFL inverter circuits for LCDs (controls CCFL – cold cathode fluorescent lamp – light sources). These products may seem to be distant from our core technologies of precision machining technologies, mass production technologies, and vertically integrated manufacturing system. However, the characteristic of our products is high performance backlight panels which are manufactured using our ultra precision molding technologies and technologies to produce in class 1000 clean room environment in order to avoid any contamination. As for optical technology, we have placed special emphasis in recent years, having acquired experience in production of MOD (magneto optical disk drive), and have attempted to commercialize large number of products. Circuit design technologies utilize technologies of switching power supplies. Excellent engineering research achievements gained through product development are applied for many patents based on our policy to actively pursue patents.

We began introducing product samples of high-luminance type LED backlights that we have developed jointly with an LED maker from 2004. Mass production and shipments of this new backlight should start in the latter half of the fiscal year ending March 31, 2006. With this new product, we expect to make ourselves established as a maker of high-performance backlights.

We also introduced LED backlights for middle-sized LCDs (liquid crystal displays) in 2004. We plan to market it for certain applications during the fiscal year ending March 31, 2006. We expect the largest targeted market of the middle-sized backlight to be the car navigation market where CCFL light source will be shifting to LED light source.

Business road map

	2003	2004	2005	2006	2007	2008
Small-sized LCD	Expanded LED backlight business		Introduce high-intensity LED product Start mass production in fall			
Mid-sized LCD			Start sales of mid-sized LED backlight shipment	Launch mid-sized LED backlight for car navigation system	Start mass production for car navigation system	
Large-sized LCD		Started mass production and shipment of CCFL backlight inverter for TV	Launch new product with next generation circuit technology			

Display market


Area of LED lights expanding
High
Luminance
Low
LED Back Light
CCFL Back Light Inverter
LED Back Light
DSC
Mobile phone
PDA
Car Navigation
Note PC
Monitor
LCD TV
CCFL Inverter
Small
Size
Big
1inch 2inch 5inch 7inch 23inch 32inch 40/45inch
RGB LED backlight system
Medium-sized white LED backlight system

Consolidated Balance Sheet

● Consolidated Balance Sheet (Unit: millions of yen)

Assets	Fiscal year 2005 (as of March 31, 2005)	Fiscal year 2004 (as of March 31, 2004)
Current Assets	**147,295**	**138,953**
Cash and cash equivalents	21,759	24,780
Notes and accounts receivable	62,610	58,241
Inventories	46,963	41,534
Deferred tax assets	5,123	6,554
Others	11,125	8,251
Allowance for doubtful receivables	(287)	(408)
Fixed Assets	**184,808**	**175,916**
Tangible fixed assets	156,521	148,457
Intangible fixed assets	14,113	12,403
Investments and other assets	14,174	15,055
Deferred Charges	**112**	**45**
Total Assets	**332,217**	**314,915**

Liabilities		
Current Liabilities	**141,449**	**167,626**
Notes and accounts payable	25,901	22,777
Short-term loans payable	81,256	72,195
Commercial paper	–	4,000
Current portion of long-term loans payable	1,855	6,367
Current portion of bonds	–	10,000
Current portion of convertible bonds	–	27,080
Current portion of bonds with warrant	4,000	–
Others	28,436	25,205
Long-term Liabilities	**86,144**	**52,743**
Bonds	38,000	28,000
Bonds with warrant	–	4,000
Long-term loans payable	47,340	19,842
Others	804	901
Total Liabilities	**227,594**	**220,370**
Minority Interest in Consolidated Subsidiaries	**2,534**	**678**

Shareholders' Equity		
Common stock	**68,258**	**68,258**
Additional paid in capital	**94,756**	**94,756**
Retained earnings	**5,519**	**2,755**
Difference on revaluation of other marketable securities	**1,575**	**1,647**
Foreign currency translation adjustments	**(67,965)**	**(73,505)**
Treasury stock	**(56)**	**(46)**
Total Shareholders' Equity	**102,088**	**93,866**
Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity	**332,217**	**314,915**

Note: Amounts less than one million yen are omitted.

● Consolidated Profit and Loss Statement (Unit: millions of yen)

	Fiscal year 2005 (Apr. 2004 thru Mar. 2005)	Fiscal year 2004 (Apr. 2003 thru Mar. 2004)
Ordinary Income and Expenses		
Operating income and expenses		
Operating income	**294,422**	**268,574**
Net sales	294,422	268,574
Operating expenses	**280,339**	**250,469**
Cost of sales	232,019	203,260
Selling, general and administrative expenses	48,319	47,208
Operating income	**14,083**	**18,104**
Other income and expenses		
Other income	**1,551**	**1,289**
Interest income	145	111
Dividends income	37	26
Equity income of affiliates	13	3
Others	1,354	1,147
Other expenses	**5,427**	**5,594**
Interest expenses	3,361	3,213
Foreign currency exchange loss	755	771
Others	1,311	1,609
Ordinary income	**10,206**	**13,800**
Extraordinary Income and Loss		
Extraordinary income	**404**	**1,732**
Revised loss on liquidation of affiliates in the previous the fiscal year	–	325
Gain on sales of fixed assets	301	83
Gain on sales of investments in securities	–	881
Reversal of allowance for doubtful receivables	102	–
Reversal of allowance for loss on liquidation of the business of switching power supplies, inductors and transformers, etc.	–	441
Extraordinary loss	**2,832**	**2,573**
Loss on sales of fixed assets	565	105
Loss on disposal of fixed assets	453	642
Loss on sales of investments securities	0	–
Loss on revaluation of investments securities	619	–
Loss on liquidation of affiliates	270	–
Loss for after-care of products	270	476
Retirement benefit expense	609	610
Special severance payment	–	307
Retirement benefits to directors and corporate auditors	42	431
Income before income taxes and minority interests	**7,778**	**12,958**
Income taxes (including enterprise tax)	5,943	4,411
Adjustment of income taxes	(430)	2,798
Total income taxes	5,513	7,210
Minority interest in earnings of consolidated subsidiaries	(3,316)	(271)
Net income	**5,581**	**6,019**

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Retained Earnings (Unit: millions of yen)

	Fiscal year 2005 (Apr. 2004 thru Mar. 2005)	Fiscal year 2004 (Apr. 2003 thru Mar. 2004)
Capital retained earnings		
Additional paid-in capital at beginning of year	94,756	94,756
Additional paid-in capital at end of year	94,756	94,756
Retained earnings		
Retained earnings at beginning of year	2,755	(454)
Increase of retained earnings	5,581	6,019
Net income	5,581	6,019
Decrease of retained earnings	2,817	2,809
Decrease of retained earnings by decrease of consolidated subsidiaries	–	16
Cash dividends	2,793	2,793
Bonus to directors	23	–
Loss on disposal of treasury stock	0	0
Retained earnings at end of year	5,519	2,755

Note: Amounts less than one million yen are omitted.

● Consolidated Statements of Cash Flows (Unit: millions of yen)

	Fiscal year 2005 (Apr. 2004 thru Mar. 2005)	Fiscal year 2004 (Apr. 2003 thru Mar. 2004)
Cash Flows from Operating Activities	27,586	21,714
Cash Flows from Investing Activities	(23,789)	(14,932)
Cash Flows from Financing Activities	(8,772)	4,391
Effect of Exchange Rate Changes on Cash and Cash Equivalents	358	(570)
Net Increase (decrease) in Cash and Cash Equivalents	(4,616)	10,603
Cash and Cash Equivalents at Beginning of Year	24,780	14,177
Increase in Cash and Cash Equivalents due to Establishment of a Joint Venture	1,596	–
Cash and Cash Equivalents at End of Year	21,759	24,780

Note: Amounts less than one million yen are omitted.

Non-Consolidated Balance Sheet

● Non-Consolidated Balance Sheet (Unit: millions of yen)

	Fiscal year 2005 (as of March 31, 2005)	Fiscal year 2004 (as of March 31, 2004)
Assets		
Current Assets	**125,670**	**126,841**
Cash and cash equivalents	11,240	7,886
Notes receivable	4,185	5,104
Accounts receivable-trade	44,046	45,905
Inventories	9,167	9,958
Short-term loans receivable from affiliates	46,809	49,205
Deferred tax assets	2,799	3,056
Others	7,453	5,758
Allowance for doubtful receivables	(32)	(33)
Fixed Assets	**235,940**	**239,731**
Tangible fixed assets	**27,024**	**30,743**
Intangible fixed assets	**3,631**	**841**
Investments and other assets	**205,284**	**208,146**
Investment in securities	6,159	6,831
Investment securities in affiliates	161,366	160,437
Investments in partnerships with affiliates	32,406	33,154
Long-term loans receivable from affiliates	5,725	8,506
Deferred tax assets	5,572	7,164
Others	1,121	1,233
Allowance for doubtful receivables	(7,065)	(9,180)
Deferred Charges	**53**	**45**
Total Assets	**361,664**	**366,618**
Liabilities		
Current Liabilities	**94,228**	**132,895**
Notes payable	3,195	3,437
Accounts payable-trade	27,961	26,095
Short-term loans payable	50,632	51,251
Commercial paper	–	4,000
Current portion of long-term loans payable	1,000	4,000
Current portion of bonds	–	10,000
Current portion of convertible bonds	–	27,080
Current portion of bonds with warrant	4,000	–
Accrued income taxes	622	69
Accrued bonuses	1,749	1,853
Others	5,067	5,106
Long-term Liabilities	**84,418**	**51,334**
Bonds	38,000	28,000
Bonds with warrant	–	4,000
Long-term loans payable	46,000	19,000
Allowance for retirement benefits	368	311
Allowance for retirement benefits to executive officers	49	22
Total Liabilities	**178,646**	**184,229**
Shareholders' Equity		
Common stock	**68,258**	**68,258**
Additional paid-in capital	**94,756**	**94,756**
Capital reserve	94,756	94,756
Retained earnings	**18,483**	**17,772**
Earned surplus	2,085	2,085
Voluntary reserve	11,500	11,500
Unappropriated retained earnings	4,898	4,187
Difference on revaluation of other marketable securities	**1,575**	**1,647**
Treasury stock	**(56)**	**(46)**
Total Shareholders' Equity	**183,017**	**182,389**
Total Liabilities and Shareholders' Equity	**361,664**	**366,618**

Note: Amounts less than one million yen are omitted.

● Non-Consolidated Profit and Loss Statement (Unit: millions of yen)

	Fiscal year 2005 (Apr. 2004 thru Mar. 2005)	Fiscal year 2004 (Apr. 2003 thru Mar. 2004)
Ordinary Income and Expenses		
Operating income and expenses		
Operating income	**185,232**	**185,105**
Net Sales	185,232	185,105
Operating expenses	**183,285**	**180,753**
Cost of sales	162,966	159,186
Selling, general and administrative expenses	20,319	21,567
Operating income	**1,946**	**4,351**
Other income and expense		
Other income	**11,606**	**11,440**
Interest income	708	872
Dividends received	10,047	9,853
Rent income on fixed assets	295	322
Others	554	391
Other expenses	**2,494**	**2,448**
Interest and discount charges	615	622
Interest on bonds	1,129	1,144
Foreign currency exchange loss	260	288
Others	488	393
Ordinary income	**11,057**	**13,343**
Extraordinary Income and Loss		
Extraordinary income	**310**	**1,054**
Gain on sales of fixed assets	126	96
Gain on sales of investments in securities	–	881
Reversal of allowance for doubtful receivables	184	75
Extraordinary loss	**4,522**	**10,157**
Loss on sales of fixed assets	1,378	118
Loss on disposal of fixed assets	123	–
Loss on revaluation of investments in securities	590	–
Loss on sales of investments securities in affiliates	–	2
Allowance for doubtful receivables	1,668	5,580
Loss on revaluation of investments securities in affiliates	–	2,904
Loss on liquidation of affiliated companies	1	–
Loss on liquidation of the business of switching power supplies, inductors and transformers, etc.	–	209
Loss for after-care of products	270	110
Retirement benefit expense	476	493
Special severance payment	–	307
Retirement benefits to directors and corporate auditors	12	431
Income before income taxes	**6,845**	**4,240**
Income taxes (including enterprise tax)	2,279	1,057
Adjustment of income taxes	1,062	916
Total income taxes	3,341	1,973
Net income	**3,504**	**2,266**
Retained earnings brought forward from the previous year	1,393	1,920
Loss on disposal of treasury stock	0	0
Unappropriated retained earnings at end of year	**4,898**	**4,187**

Note: Amounts less than one million yen are omitted.

Corporate Data (as of June 29, 2005)

■ Corporate Data

Trade Name	Minebea Co., Ltd.
Established	July 16, 1951
Capital	68,258 million yen
Number of Employees	2,292 persons
Registered Headquarters	4106-73, Oaza Miyota, Miyota-Machi, Kitasaku-Gun, Nagano 389-0293, Japan Tel:+81 267-32-2200
Domestic Offices and Manufacturing Units	Tokyo Head Office, Karuizawa Manufacturing Unit, Hamamatsu Manufacturing Unit, Fujisawa Manufacturing Unit, Omori Manufacturing Unit

■ Board of Directors

Representative Director, President and Chief Executive Officer

Takayuki Yamagishi

Directors, Senior Managing Executive Officers

Yoshihisa Kainuma
Ryusuke Mizukami
Tosei Takenaka
Koichi Dosho

Directors, Managing Executive Officers

Hiroharu Katogi
Akihiro Hirao
Eiichi Kobayashi

Independent Directors

Chanchai Leetavorn
Takashi Matsuoka

■ Corporate Auditors

Standing Corporate Auditors

Shinichi Mori
Yoshinori Amano

Standing External Corporate Auditor

Tsukasa Oshima

External Corporate Auditor

Isao Hiraide

■ Executive Officers

Managing Executive Officers

Yukio Shimizu
Susumu Fujisawa
Akio Okamiya
Hiroyuki Yajima
Sakae Yashiro
Masayoshi Yamanaka
Shunji Mase
Hirotaka Fujita

Executive Officers

Sadahiko Oki
Takuya Naka
Motoyuki Niijima
Kunio Shimba
Junichi Mochizuki
Morihiro Iijima
Toshisada Koyama
Mamoru Kamigaki
Takashi Aiba
Daishiro Konomi
Tatsuo Matsuda

■ Organization Chart


Board of Directors
Corporate Auditors
Senior Exective Officer Council
President
Business Reform Committee
Internal Auditing Office
Strategic Commodities Control Room
Enviroment Protection Committee
Tokyo Head Office Administration Exective Council
Personnel & General Affairs Dept.
Logistics Dept.
Procurement Dept.
Corporate Planning Dept.
Corporate Communications / Investor Relations Office
Business Administration Dept.
Information Systems Dept.
Finance Dept.
Strategy Planning Dept.
Strategy Planning Office
Marketing Office
Accounting Dept.
Legal Dept.
Manufacturing Headquarters
Karuizawa Manufacturing Unit
Fujisawa Manufacturing Unit
Omori Manufacturing Unit
Mechatronics Division
Hamamatsu Manufacturing Unit
Measuring Components Division
Speaker Division
Engineering Headquarters
Engineering Support Dept.
Karuizawa R&D Center
Hamamatsu R&D Center
Motor Development Technology Center (PMDM)
Electonics Engineering Center Europe (PMDM)
Electronics Engineering Center (U.S.A.) (NMB Technologies, U.S.A.)
Technical Center (U.S.A.) (NMB Technologies, U.S.A.)
Testing and Analysis Center
Intellectual Property Dept.
Sales Headquarters
Japan and Asia Regional Sales Headquarters
European and American Regional Sales Headquarters

Share Information (as of March 31, 2005)

Total Number of Shares Authorized	1,000,000,000 shares
Number of Shares Issued	399,167,695 shares
Number of Shareholders	28,435 persons

■ Major Shareholders (Top 10)

	Number of Shares (shares)	Voting rights ratio (%)
Depositary Nominees Inc.	28,987,322	7.26
Japan Trustee Service Bank, Ltd. (Trust Account)	27,069,000	6.78
Keiaisha Co., Ltd.	18,000,000	4.51
The Master Trust Bank of Japan Ltd. (Trust Account)	17,032,000	4.27
Shinsei Bank, Ltd.	12,501,000	3.13
The Sumitomo Trust & Banking Co., Ltd.	12,349,000	3.09
Takahashi Industrial and Economic Research Foundation	12,347,330	3.09
Mellon Bank NA as Agent For Its Clients Mellon Omnibus US Pension	10,474,988	2.62
Sumitomo Mitsui Banking Corporation	10,000,475	2.51
Trust & Stody Services Bank, Ltd. (Pension Trust Account)	6,852,000	1.72

■ Shareholder Distribution

Number of Shares (Thousands of Shares)



Individuals
71,943
(18.0%)
Financial Institutions
152,153
(38.1%)
Foreign Corporations
132,688
(33.2%)
Other Corporate Bodies
35,151
(8.9%)
Securities Firms
7,229
(1.8%)

Number of Shareholders



Securities Firms
56
(0.2%)
Financial Institutions
107
(0.4%)
Other Corporate Bodies
392
(1.4%)
Foreign Corporations
313
(1.1%)
Individuals
27,567
(96.9%)

■ Stock Prices on the Tokyo Stock Exchange



(Yen)
2,000
1,500
1,000
500
0
2002
2003
2004
2005
4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3 4 5 6 7 8 9 10 11 12 1 2 3

We recommend that you receive your stock dividends at your earliest convenience.

The period within which you can receive your stock dividends by a mail transfer payment notice expires on Friday, July 29, 2005. Please take the payment notice to a post office at your earliest convenience to receive the dividends.

What if you do not receive your stock dividends by a mail transfer payment notice within the aforementioned period?

You can no longer receive your stock dividends at a post office. Sumitomo Trust & Banking Co., Ltd., our transfer agent, can handle payment of your stock dividends at its head office and branch offices after the expiry of the receivable period.

What if you have lost your mail transfer payment notice?

Please contact the corporate agency department of Sumitomo Trust & Banking Co., Ltd. We will need some time to pay your stock dividends because we need to first confirm the amount of the unpaid dividends and then to arrange for payment.

We recommend that you receive your stock dividends through a bank transfer.

You can easily forget to receive your stock dividends by a mail transfer payment notice. We recommend you choose to receive your stock dividends through a safe, reliable bank transfer. For further details, please contact the corporate agency department of Sumitomo Trust & Banking Co., Ltd.

What do you need to do to sell or buy your less-than-one-unit shares?

Normally, you cannot sell or buy your less-than-one-unit shares (less than 1,000 shares) on the equity market. To sell or buy such shares, you need to submit a demand for purchase of the shares. For inquiries, please contact the corporate agency department of Sumitomo Trust & Banking Co., Ltd.

Shareholder Information

Business Year	From April 1 to March 31 of next year
Fiscal Year-End	End of March
Record date to be eligible to receive dividends	End of March
Ordinary General Meeting of Shareholders	June
Unitary Transaction Stock	1,000 shares
Transfer Agent	5-33, Kitahama 4-Chome, Chuo-Ku, Osaka The Sumitomo Trust and Banking Co., Ltd.
Transfer Agent Branch	4-4, Marunouchi 1-Chome, Chiyoda-Ku, Tokyo The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Delivery Address for Postal Matters	1-10, Nikko-Cho, Fuchu, Tokyo 183-8701 The Sumitomo Trust and Banking Co., Ltd. Stock Transfer Agency Department
Telephone Inquiries	(For Change-of-Address Form and other forms, please apply to) 0120-175-417 (For inquiries, please contact) 0120-176-417
Web Site	**http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html**
Intermediary Office	The Sumitomo Trust and Banking Co., Ltd. Head Office and each and every Branch in Japan
Transfer Fee	Free
Public Notice	The Nihon-Keizai Shinbun Public notices are displayed in The Nihon Keizai Shinbun. However, information with regard to balance sheets and statements of income, is posted in our web site at **http://www.minebea.co.jp/investors/disclosure/meeting/meeting_top.html**
Common Stock Listings	Tokyo,Osaka,Nagoya and Singapore

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Minebea

Minebea Co., Ltd.
ARCO Tower, 19th Floor,
1-8-1 Shimo-Meguro, Meguro-ku, Tokyo 153-8662, Japan
Tel : 81-3-5434-8611 Fax : 81-3-5434-8601
URL : http://www.minebea.co.jp/